Exhibit 99.1

Independent Auditor’s Report

To The Board of Directors and Shareholders of Avianca Holdings, S.A.

We have audited the accompanying consolidated statements of Avianca Holdings, S.A. and subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Avianca Holdings, S.A. and subsidiaries as of December 31, 2013 and 2012, and of its financial performance and its cash flows for each of the three years in the period ended December 31, 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Jorge O. Piñeiro

Jorge O. Piñeiro

Independent Auditor

T.P. No. 169584-T

Designated by Ernst &Young Audit S.A.S. TR-530

Bogotá, Colombia

February 25, 2014

AVIANCA HOLDINGS, S.A.

AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2013 and 2012 and

for each of the years in the three-year period ended

December 31, 2013

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Report of Independent Registered Public Accounting Firm

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands, except share and per share data)

	Notes	As of December 31, 2013	As of December 31, 2012

Assets
Current assets:
Cash and cash equivalents	7	$735,577	$402,997
Restricted cash	7	23,538	6,547
Available-for-sale securities		—	19,460
Accounts receivable, net of provision for doubtful accounts	8	276,963	202,962
Accounts receivable from related parties	9	26,425	29,427
Expendable spare parts and supplies, net of provision for obsolescence	10	53,158	48,796
Prepaid expenses	11	46,745	54,512
Assets held for sale	12	7,448	9,832
Deposits and other assets	13	125,334	105,028

Total current assets		1,295,188	879,561
Non-current assets:
Available-for-sale securities		14,878	13,165
Deposits and other assets	13	189,176	221,558
Accounts receivable, net of provision for doubtful accounts	8	32,441	64,540
Accounts receivable from related parties	9	—	24,001
Intangible assets	15	363,103	344,908
Deferred tax assets	30	50,893	73,644
Property and equipment, net	14	3,233,358	2,699,546

Total non-current assets		3,883,849	3,441,362

Total assets		$5,179,037	$4,320,923

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands, except share and per share data)

	Notes	As of December 31, 2013	As of December 31, 2012
Liabilities and equity
Current liabilities:
Current portion of long-term debt	17	$314,165	$282,145
Accounts payable	18	509,129	488,568
Accounts payable to related parties	9	7,553	7,309
Accrued expenses	19	134,938	181,802
Provisions for legal claims	31	14,984	7,903
Provisions for return conditions	20	33,033	7,598
Employee benefits	21	52,392	57,241
Air traffic liability	22	564,605	468,789
Other liabilities		27,432	29,470

Total current liabilities		1,658,231	1,530,825
Non-current liabilities:
Long-term debt	17	1,951,330	1,572,299
Accounts payable	18	2,735	3,041
Provisions for return conditions	20	56,065	59,297
Employee benefits	21	276,284	400,831
Deferred tax liabilities	30	7,940	2,528
Other liabilities non-current		11,706	—

Total non-current liabilities		2,306,060	2,037,996

Total liabilities		3,964,291	3,568,821

Equity:	24
Common stock		83,225	92,675
Preferred stock		41,398	19,473
Additional paid-in capital on common stock		236,342	263,178
Additional paid-in capital on preferred stock		467,498	270,061
Retained earnings		351,102	68,153
Revaluation and other reserves		28,857	25,418

Total equity attributable to the Company		1,208,422	738,958
Non-controlling interest		6,324	13,144

Total equity		1,214,746	752,102

Total liabilities and equity		$5,179,037	$4,320,923

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the year ended December 31,
	Notes	2013	2012	2011

Operating revenue:
Passenger	25	$3,862,397	$3,550,559	$3,182,953
Cargo and other	25	747,207	719,097	611,475

Total operating revenue		4,609,604	4,269,656	3,794,428

Operating expenses:
Flight operations		82,872	84,774	79,934
Aircraft fuel		1,325,763	1,305,396	1,123,547
Ground operations		343,812	321,552	279,607
Aircraft rentals		273,643	255,566	214,861
Passenger services		143,512	132,823	115,049
Maintenance and repairs		188,659	222,705	228,280
Air traffic		180,140	169,650	177,407
Sales and marketing		584,468	522,645	500,822
General, administrative and other		257,273	206,666	184,700
Salaries, wages and benefits		674,951	644,901	561,331
Depreciation, amortization, and impairment	14,15	169,580	122,080	126,507

Total operating expenses		4,224,673	3,988,758	3,592,045

Operating profit		384,931	280,898	202,383

Interest expense		(113,330)	(122,112)	(90,778)
Interest income		11,565	25,006	33,649
Derivative instruments		(11,402)	(24,042)	(3,164)
Foreign exchange		23,517	(56,788)	1,600

Profit before income tax		295,281	102,962	143,690

Income tax expense - current	30	(40,296)	(49,884)	(31,881)
Income tax expense - deferred	30	(6,164)	(14,821)	(11,933)

Total income tax expense		(46,460)	(64,705)	(43,814)

Net profit for the year		$248,821	$38,257	$99,876

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the year ended December 31,
	Notes	2013	2012	2011
Net profit for the year		$248,821	$38,257	$99,876
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:
Revaluation of administrative property	24	3,439	(1,641)	1,549
Actuarial gains (losses)	24	66,277	(55,012)	(34,702)
Income tax	30	(14,525)	10,701	7,434

		55,191	(45,952)	(25,719)

Items that will be reclassified to profit or loss in future periods:
Effective portion of changes in fair value of hedging instruments	24	10,654	3,697	—
Net change in fair value of available for-sale securities	24	2,028	3,775	3,970
Income tax	30	(1,852)	(726)	(738)

		10,830	6,746	3,232

Other comprehensive income (loss), net of income tax		66,021	(39,206)	(22,487)

Total comprehensive income (loss) net of income tax		$314,842	$(949)	$77,389

Profit (loss) attributable to:
Equity holders of the parent		$257,493	$35,141	$98,886
Non-controlling interest		(8,672)	3,116	990

Net profit		$248,821	$38,257	$99,876

Total comprehensive income (loss) attributable to:
Equity holders of the parent		$323,514	$(4,065)	$76,399
Non-controlling interest		(8,672)	3,116	990

Total comprehensive income (loss)		$314,842	$(949)	$77,389

Basic and diluted earnings per share	16
Common stock		$0.27	$0.04	$0.11
Preferred stock		$0.27	$0.04	$0.11

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		Common stock		Preferred stock		Additional paid-in capital		Revaluation and other reserves	Retained earnings and OCI reserves	Equity attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock
Balance at January 1, 2011		801,307,920	$100,163	—	$—	$284,444	$—	$25,510	$21,317	$431,434	$11,926	$443,360

Net profit		—	—	—	—	—	—	—	98,886	98,886	990	99,876

Other comprehensive income for the period	24	—	—	—	—	—	—	1,549	(24,036)	(22,487)	—	(22,487)

Issue of preferred stock	24	—	—	100,000,000	12,500	—	257,846	—	—	270,346	—	270,346

Conversion of common stock to preferred stock	24	(59,907,920)	(7,488)	59,907,920	7,488	(21,266)	21,266	—	—	—	—	—

Balance at December 31, 2011		741,400,000	$92,675	159,907,920	$19,988	$263,178	$279,112	$27,059	$96,167	$778,179	$12,916	$791,095

Net profit		—	—	—	—	—	—	—	35,141	35,141	3,116	38,257

Other comprehensive income for the period	24	—	—	—	—	—	—	(1,641)	(37,565)	(39,206)	—	(39,206)

Dividends paid	24	—	—	—	—	—	—	—	(25,590)	(25,590)	—	(25,590)

Purchase of treasury stock	24	—	—	(4,123,491)	(515)	—	(9,051)	—	—	(9,566)	—	(9,566)

Other		—	—	—	—	—	—	—	—	—	(2,888)	(2,888)

Balance at December 31, 2012		741,400,000	$92,675	155,784,429	$19,473	$263,178	$270,061	$25,418	$68,153	$738,958	$13,144	$752,102

Net profit		—	—	—	—	—	—	—	257,493	257,493	(8,672)	248,821

Other comprehensive income for the period	24	—	—	—	—	—	—	3,439	62,582	66,021	—	66,021

Dividends paid	24							—	(36,921)	(36,921)	—	(36,921)

Purchase of treasury stock	24	—	—	(197,141)	(25)	—	(452)	—	—	(477)	—	(477)

Preferred Stock Issuance		—	—	100,000,000	12,500		171,053	—	—	183,553	—	183,553

Conversion of common stock to preferred stock		(75,599,997)	(9,450)	75,599,997	9,450	(26,836)	26,836	—	—	—	—	—

Other		—	—	—	—	—	—	—	(205)	(205)	1,852	1,647

Balance at December 31, 2013		665,800,003	$83,225	331,187,285	$41,398	$236,342	$467,498	$28,857	$351,102	$1,208,422	$6,324	$1,214,746

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Net profit for the year	$248,821	$38,257	$99,876
Adjustments for:
Depreciation, amortization and impairment	169,580	122,080	126,507
Share-based payment expense	(355)	4,032	—
Loss (gain) on disposal of assets	(2,555)	(18,383)	(8,832)
Fair value adjustment of financial instruments	9,688	24,042	3,164
Interest income	(11,565)	(25,006)	(33,649)
Interest expense	113,330	122,112	90,778
Deferred tax	6,164	14,821	11,933
Current tax	40,296	49,884	31,881
Currency translation adjustment	(23,517)	(25,959)	3,932
Changes in:
Accounts receivable	(43,769)	(40,647)	(78,939)
Expendable spare parts and supplies	(4,362)	(11,003)	2,845
Prepaid expenses	6,592	(2,909)	(8,270)
Deposits and other assets	(11,543)	62,658	(15,313)
Accounts payable and accrued expenses	(23,801)	(10,796)	82,685
Air traffic liability	95,820	51,042	27,787
Provision for return conditions	22,203	(1,884)	30,033
Employee benefits	(25,207)	54,648	(16,506)
Income tax paid	(21,178)	(15,763)	(19,600)

Net cash provided by operating activities	544,642	391,226	330,312
Cash flows from investing activities:
Available-for-sale securities	19,460	(2,573)	1,571
Restricted cash	(16,991)	(4,732)	5,938
Interest received	10,070	21,872	18,061
Advance payments on aircraft purchase contracts	(320,289)	(161,337)	(133,157)
Acquisition of property and equipment	(264,700)	(370,479)	(209,817)
Investment in (Redemption of) certificates of bank deposits	29,619	154,930	(103,756)
Acquisition of intangible assets	(26,728)	(15,769)	(11,986)

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2013	2012	2011
Proceeds from sale of property and equipment	$83,938	$74,037	$57,950
Proceeds from sale of investments	2,362	3,246	4,017

Net cash (used in) investing activities	(483,259)	(300,805)	(371,179)
Cash flows from financing activities:
Proceeds from loans and borrowings	238,639	465,074	229,943
Proceeds from issuance of bonds	298,626	—	—
Repayments of loans and borrowings	(292,640)	(285,754)	(331,425)
Payments of financial lease liabilities	(4,410)	(9,785)	(26,054)
Dividends paid	(36,921)	(25,590)	—
Purchase of treasury stock	(477)	(9,566)	—
Issuance of preferred stock	183,553	—	270,346
Other	1,647	(7,741)	—
Interest paid	(98,723)	(109,894)	(85,809)

Net cash provided by financing activities	289,294	16,744	57,001
Net increase in cash and cash equivalents	350,677	107,165	16,134
Net foreign exchange difference	(18,097)	7,106	(1,579)
Cash and cash equivalents at beginning of year	402,997	288,726	274,171

Cash and cash equivalents at end of year	$735,577	$402,997	$288,726

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1) Reporting entity

Avianca Holdings, S.A. (the “Company” or “Avianca Holdings S.A.”) a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, on March 10, 2010 the Company changed its corporate name to AviancaTaca Limited, and, on January 28, 2011 the Company changed its name to AviancaTaca Holding S.A and thereafter on March 3, 2011 the company changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (BVC) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings, S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares in the New York Stock Exchange (NYSE) and is listed as AVH:US.

The Company through its subsidiaries is provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Aerosur, Air Canada, Ocean Air Linhas Aereas, S.A., Delta Airlines, Iberia, Lufthansa, SATENA, Sky Airlines, United Airlines and US Airways. Avianca and Taca International are members of Star Alliance which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the hub airports, the Company also performs ground operations for third-party airlines.

The Company operates a frequent flyer program, (“LifeMiles”) that provides travel and other awards to members of the program based on accumulated mileage credits. The program supports growth and ensures greater operational flexibility by maximizing the number of partners and increasing the program’s attractiveness for a greater number of members.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

At December 31, 2013, Avianca Holdings, S.A. has a fleet of 171 aircraft consisting of:

Aircraft	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	—	10	10
Airbus A-319	14	17	31
Airbus A-320	31	25	56
Airbus A-321	1	4	5
Airbus A-330	1	9	10
Airbus A330F	4	—	4
ATR-42	6	5	11
ATR-72	4	—	4
Boeing 767F	2	1	3
Cessna Grand Caravan	10	—	10
Embraer E-190	10	2	12
Fokker 100	5	—	5
Fokker 50	10	—	10

	98	73	171

(2) Basis of preparation

(a)	Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Consolidated Financial Statements were authorized for issue by the Board of Directors on February 25, 2014.

(b)	Basis of measurement

The Consolidated Financial Statements have been prepared on the historical cost basis, except certain assets and liabilities, which are measured at fair value, as set out in the specific accounting policy for such assets and liabilities.

(c)	Functional and presentation currency

These Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(d)	Use of estimates and judgments

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Consolidated Financial Statements:

•	The Company has entered into operating lease contracts with respect to 73 aircraft. The Company has determined, based on the terms and conditions of the arrangements, that the significant risks and rewards of ownership of all these leased aircraft have not been transferred from the lessor, so it accounts for these lease contracts as operating leases.

•	The Company recognizes revenue from tickets that are expected to expire unused based on historical data and experience. Defining expected breakage requires management to make informed estimates about, among other things, the extent to which historical experience is an indication of the future customer behavior. Annually, or more frequently as the experience data suggests, the management reassesses the historical data and makes required adjustments.

•	The Company operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third-party financing. This relates to 31 aircraft from the ATR72, A320 and A330 families. The Company has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Company and these aircraft are shown in the Consolidated Statement of Financial Position as part of Property and Equipment with the corresponding debt shown as a liability.

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Consolidated Financial Statements within the next financial year:

•

The Company believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax matter. The Company establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

•	Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•	The Company measures administrative land and buildings primarily in Bogota, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Company engaged independent valuation specialists to determine fair value as of December 31, 2013 and 2012. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•	The Company assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when such indicators exist. Impairment analysis requires the Company to estimate the value in use of the cash generating units to which goodwill is assigned.

•	The cost of defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate for pension plans in Colombia, management refers to market yields on Colombian Government bonds, since it is management’s judgment that there is no deep local market for high quality corporate bonds.

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•	The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(3) Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements, and have been applied consistently by all the Company’s entities.

(a)	Basis of consolidation

Subsidiaries are entities controlled by Avianca Holdings, S.A. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Control is established after assessing the Company’s ability to direct the relevant activities of the investee, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the investee’s returns. The accounting policies of subsidiaries have been aligned when necessary with the policies adopted by the Company.

The following are the significant subsidiaries included within these financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2013	2012
Aerolíneas Galápagos Aerogal, S.A.	Ecuador	99.62%	99.62%
Aerovias del Continente Americano, S.A.	Colombia	99.98%	99.98%
Líneas Aéreas Costarricenses, S.A.	Costa Rica	92.40%	92.37%
Nicaragüense de Aviación, S.A.	Nicaragua	99.61%	99.61%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo S.A.S.	Colombia	100%	100%
Trans American Airlines, S.A.	Peru	100%	100%
Aerotaxis La Costeña, S.A.	Nicaragua	68.08%	51%
Isleña de Inversiones, S.A. de C.V.	Honduras	100%	100%
Servicios Aéreos Nacionales, S.A.	Costa Rica	100%	100%
Aerospace Investments, Limited	Bahamas	100%	100%
Aviation Leasing Services (ALS), Inc.	Panama	100%	100%
Aviation Leasing Services, Investments (ALS), S.A.	Panama	100%	100%
AVSA Properties II, Inc.	Panama	100%	100%
AVSA Properties, Inc.	Panama	100%	100%
Intercontinental Equipment Corp.	Bahamas	100%	100%
Little Plane Five, Limited	Bahamas	Dissolved	100%
Little Plane, Limited	Bahamas	100%	100%
Little Plane Six, Limited	Bahamas	100%	100%
Little Plane Two, Limited	Bahamas	100%	100%
Southern Equipment Corp.	Bahamas	100%	100%

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2013	2012
Turboprop Leasing Company, Limited	Bahamas	68%	68%
Technical & Training Services, S.A. de C.V.	El Salvador	99%	99%
Grupo Taca Holdings, Limited	Bahamas	100%	100%
Ronair N.V.	Curaçao	100%	100%
Avianca Inc.	USA	100%	100%
LifeMiles Corp.	Panama	100%	100%
Tampa Cargo Logistics, Inc.	USA	100%	100%
Getcom International Investments, SL	Spain	50%	—
Avianca Leasing, LLC	USA	—	—
Turbo Aviation Two, Limited	Ireland	—	—

On April 19, 2013, Avianca Leasing, LLC was incorporated in the State of Delaware, United States. On May 10, 2013, Avianca Holdings, S.A. completed a $300,000 private offering of Senior Notes under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. Two subsidiaries of Avianca Holdings, Grupo Taca Holdings, Limited and Avianca Leasing, LLC, are jointly and severally liable under the Senior Notes as co-issuers. Avianca Leasing, LLC will not engage in any material business activity other than purchasing, leasing or otherwise acquiring and/or financing aircraft for use by Avianca, S.A. and its subsidiaries, the incurrence of obligations in connection therewith, including the notes, and activities incidental or ancillary thereto. Therefore, the Company determines it has control over Avianca Leasing, LLC after assessing the Company’s ability to direct the relevant activities of Avianca Leasing, LLC, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the Avianca Leasing, LLC’s returns and so has consolidated the entity in accordance with IFRS 10.

On October 31, 2013, Turbo Aviation Two Limited was incorporated as a private limited company under the laws of the Republic of Ireland. Turbo Aviation Two, Limited is a finance vehicle which will be used to acquire ATR72 aircraft for operation by Avianca Holdings, S.A.’s subsidiaries. Turbo Aviation Two, limited is consolidated in the Consolidated Financial Statements in accordance with IFRS 10. The Company determines it has control over Turbo Aviation Two, Limited after assessing the Company’s ability to direct the relevant activities of Turbo Aviation Two, Limited, its exposure and rights to variable returns, and its ability to use its power to affect the amount of Turbo Aviation Two, Limited’s returns.

In addition, the Consolidated Financial Statements also include 43 special purpose entities that relate primarily to the Company’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. The Company determines it has control over these special purpose entities after assessing the Company’s ability to direct their relevant activities, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the special purpose entities’ returns.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(b)	Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the Consolidated Financial Statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign currency

Foreign currency transactions

These Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency.

Transactions in foreign currencies are initially recorded in the functional currency at the respective spot rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated to the spot rate of exchange ruling at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at a revalued amount in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Foreign operations

Assets and liabilities of foreign operations included in Consolidated Statement of Financial Position are translated using the closing exchange rate on the date of the Consolidated Statement of Financial Position. The revenues and expenses of each income statement account are translated at monthly average rates; and all the resultant exchange differences are shown as a separate component in other comprehensive income.

(d)	Business combinations

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 “Business Combinations”. The consideration for an acquisition is measured at acquisition date fair value of consideration transferred including the amount of any non-controlling interests in the acquiree. Acquisition costs are expensed as incurred and included in administrative expenses.

When the Company acquires a business, it measures at fair value the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts.

Goodwill is initially measured as excess of the aggregate of the consideration transferred to the seller for the acquire, including the amount recognized for non-controlling interest over the fair value of identifiable assets acquired and liabilities assumed.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

(e)	Revenue recognition

In accordance with IAS 18, revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

(i)	Passenger and cargo transportation

The Company recognizes revenue from passenger and cargo transportation as earned when the service is rendered.

The Company is required to charge and collect certain taxes and fees on its passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges and arrival and departure taxes. These taxes and fees are legal assessments on the customer. As the Company has a legal obligation to act as a collection agent with respect to these taxes and fees, such amounts are not included within passenger revenue. The Company records a liability when the amounts are collected and derecognizes the liability when payments are made to the applicable government agency or operating carrier.

A significant portion of the ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration and typically collected prior to the recognition of revenue. Credit risk associated with these receivables is minimal.

Cargo is carried out in a dedicated freighter fleet and, to the extent of excess capacity, in the bellies of passenger aircraft.

(ii)	Aircraft operating leases

Aircraft operating lease income is recognized as other revenue in the Consolidated Statement of Comprehensive Income when it is earned, according to the terms of each lease agreement.

(iii)	Frequent flyer

The Company operates a frequent flyer loyalty program known as “LifeMiles” which is designed to retain and increase travelers’ loyalty by offering incentives to travelers for their continued patronage. Under the LifeMiles program, miles are earned by flying on the Company’s airlines or its alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities. Miles earned can be exchanged for flights or other products or services from alliance partners.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The fair value of consideration in respect of initial sale is allocated between the miles and other components of the sale including breakage in accordance with IFRS Interpretations Committee 13 Customer loyalty programs. Revenue allocated to the reward credits is deferred within “Air traffic liability” (see Note 22) until redemption. The amount of revenue deferred is measured by applying statistical techniques based on market approach using observable information in accordance with IFRS 13 Fair Value Measurements. Inputs to the models include assumptions based on management’s expected redemption rates and customer preferences.

(f)	Air traffic liability

Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. Revenue from the sale of passenger tickets that have not been used, or the amount of revenue attributable to the unused portion of a ticket sold, is deferred, and the respective amount is reflected as “Air traffic liability” in the Consolidated Statement of Financial Position.

Fares for unused tickets that are expected to expire are recognized as revenue based on historical data and experience. The Company performs periodic evaluations of this liability, and any resulting adjustments, which can be significant, are recorded in the Consolidated Statement of Comprehensive Income. These adjustments relate primarily to the differences arising from actual events and circumstances such as historical fare sale activity and customer travel patterns which may result in refunds, exchanges or forfeited tickets differing significantly from estimates. The Company evaluates its estimates and assumptions and adjusts air traffic liability and passenger revenues as necessary.

(g)	Income tax

Income tax expense comprises current and deferred taxes and is accounted for in accordance with IAS 12 “Income Taxes”.

(i)	Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity or in other comprehensive income is recognized in the Consolidated Statement of Changes in Equity or Consolidated Statement of Comprehensive Income, respectively. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(ii)	Deferred income tax

Deferred tax is recognized for temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax is recognized for all taxable temporary differences, except:

•	Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•	In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax laws enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but the Company intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(h)	Property and equipment

(i)	Recognition and measurement

Flight equipment, property and other equipment are measured at cost less accumulated depreciation and accumulated impairment losses in accordance with IAS 16 “Property, Plant and Equipment”.

Property, operating equipment, and improvements that are being built or developed for future use by the Company are recorded at cost as under-construction assets. When under-construction assets are ready for use, the accumulated cost is reclassified to the respective property and equipment category.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gain and losses on disposal of an item of flight equipment, property and equipment are determined by comparing the proceeds from disposal with the carrying amount.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(ii)	Subsequent costs

The costs incurred for major maintenance of an aircraft’s fuselage and engines are capitalized and depreciated over the shorter period to the next scheduled maintenance or return of the asset. The depreciation rate is determined according to the asset’s expected useful life based on projected cycles and flight hours. Routine maintenance expenses of aircraft and engines are charged to income as incurred.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in the Consolidated Statement of Comprehensive Income on a straight-line basis over the estimated useful lives of flight equipment, property and other equipment, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Rotable spare parts for flight equipment are depreciated on the straight-line method, using rates that allocate the cost of these assets over the estimated useful life of the related aircraft. Land is not depreciated.

Due to higher usage of the Airbus A320 family aircraft, the Company reviewed its estimated useful life and residual value of the fleet adjusting such estimates from 30 to 25 years and from 15% to 20%, respectively. In accordance with IAS 8, changes in estimates are applied prospectively. As of December 31, 2013, the effect of this change in estimates amounted to $7,706.

Estimated useful lives are as follows:

Estimated useful life (years)
Flight equipment:

Short and medium-haul aircraft Long-haul aircraft Aircraft components and engines	25 – 30 30 Useful life of fleet associated with component or engines
Aircraft major repairs	4 – 12
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement
Property	20
Administrative buildings	50
Vehicles	4 – 10
Machinery and equipment	4 – 10

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Residual values, amortization methods and useful lives of the assets are reviewed and adjusted, if appropriate, at each reporting date.

The carrying value of flight equipment, property and other equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

The Company receives credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services, training, acquisition of spare parts and others. These credits are recorded as a reduction the cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. These credits are recorded within other liabilities in the Consolidated Statement of Financial Position when awarded by manufacturers.

(iv)	Revaluation and other reserves

Administrative property in Bogota, El Salvador, and San Jose is recorded at fair value less accumulated depreciation on buildings and impairment losses recognized at the date of revaluation. Valuations are performed with sufficient frequency to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. A revaluation reserve is recorded in other comprehensive income and credited to the asset revaluation reserve in equity. However, to the extent that it reverses a revaluation deficit of the same asset previously recognized in profit or loss, the increase is recognized in profit and loss. A revaluation deficit is recognized in the income statement, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve. An annual transfer from the asset revaluation reserve to retained earnings is made for the difference between depreciation based on the revalued carrying amount of the asset and depreciation based on the asset’s original cost. Additionally, accumulated depreciation as at the revaluation date is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

(i)	Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases in accordance with IAS 17 “Leases”. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in interest (expense) income in the income statement.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the Consolidated Statement of Comprehensive Income on a straight-line basis over the lease term.

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale are accounted for as follows:

(i)	They are immediately recognized as other (expense) income when it is clear that the transaction is established at fair value;

(ii)	If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term;

(iii)	In the event of the sale price is higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale-leaseback transactions result in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term.

During the years ended December 31, 2013 and 2012, the Company recognized a net gain of $3,694 and $6,568 related to sale-and-leaseback transactions, which are recognized in the Statement of Comprehensive Income. All sale transactions resulted in operating leasebacks.

(j)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets in accordance with IAS 23 “Borrowing Costs”. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. As of December 31, 2013 and 2012, the Company capitalized borrowing costs amounting of $12,171 and $3,466 respectively.

(k)	Intangible assets

Intangible assets acquired separately are initially measured at cost in accordance with IAS 38 “Intangible Assets”. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in the Consolidated Statement of Comprehensive Income in the year in which the expenditure is incurred.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at the end of each reporting period. Changes in the expected useful life or in the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statement of Comprehensive Income within depreciation and amortization.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from the de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statement of Comprehensive Income when the asset is derecognized.

The Company’s intangible assets include the following:

(i)	Software

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Company capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

Acquired software cost is amortized on a straight line basis over its useful life, with a maximum of three years.

Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight-line basis over the term of the contract. Amortization expense is recognized in the Consolidated Statement of Comprehensive Income.

(ii)	Routes and trademarks

Routes and trademarks are carried at cost, less any accumulated amortization and impairment. The useful life of intangible assets associated with, routes and trademark rights are based on management’s assumptions of estimated future economic benefits. These intangible assets are amortized over their useful lives of between two and thirteen years.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(iii)	Contract-based intangible assets

The useful life of intangible assets associated with contract rights and obligations is based on the term of the contract and are carried at cost, less accumulated amortization and related impairment.

(l)	Financial instruments – initial recognition and subsequent measurement

(i).	Financial assets

Financial assets within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are classified into one of the following categories upon initial recognition: (a) financial assets at fair value through profit or loss, (b) loans and receivables, (c) held-to-maturity investments, (d) available-for-sale financial assets.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Derivatives, including those designated as hedging instruments in hedge relationships are also classified as fair value through profit or loss unless they are designated as effective hedging instruments. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which take place into account any dividend income, are recognized in Consolidated Statement of Comprehensive Income as financial income or financial costs.

The Company does not hold or issue derivative instruments for trading purposes, however, certain derivative contracts are not designated as hedges for accounting purposes. Such derivative instruments are designated as financial instruments at fair value through profit or loss

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition receivables are measured at amortized cost using the effective interest rate method, less a provision for impairment, if any.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Loans and receivables comprise cash and cash equivalents, deposits and trade and other receivables.

Held-to-maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses.

The Company does not have any held-to-maturity financial assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, such assets are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and included within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to the Consolidated Statement of Comprehensive Income.

(ii).	Impairment of financial assets

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists either individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, the asset is grouped with other financial assets with similar credit risk characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate (“EIR”).

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the Consolidated Statement of Comprehensive

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Income. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for purpose of measuring the impairment loss. The interest income is recorded as part of financial income in the Consolidated Statement of Comprehensive Income.

If, in a subsequent year, the amount of the estimated impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed with the amount of the reversal recognized in the Consolidated Statement of Comprehensive Income.

Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in the Consolidated Statement of Comprehensive Income. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and it has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Company’s continuing involvement in it.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

In that case, an associated liability is also recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations which have been retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that could be required to be repaid.

(iii).	Financial liabilities

Financial liabilities within the scope of IAS 39 are measured at measure all financial liabilities at amortized cost using the effective interest method, except for liabilities classified as financial liabilities at fair value through profit or loss, loan commitments, and financial guarantee contracts. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value including directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, bank overdrafts, loans and borrowings, financial guarantee contracts, derivative financial instruments and finance lease obligations.

Subsequent measurement

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the Consolidated Statement of Comprehensive Income.

The Company has not designated any financial liabilities upon initial recognition as at fair value through profit or loss.

Loans and borrowings carried at amortized cost

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the Consolidated Statement of Comprehensive Income when the liabilities are derecognized.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest expense in the Consolidated Statement of Comprehensive Income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statement of Comprehensive Income.

(iv).	Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(v).	Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 29.

(m)	Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments such as forward currency contracts, interest rate contracts and forward commodity contracts to hedge its foreign currency risks, interest rate risks and commodity price risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into. Subsequent to initial recognition, derivatives are carried at fair value as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company’s expected purchase, sale or usage requirements are held at cost.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Any gains or losses arising from changes in the fair value of derivatives are taken directly into the Consolidated Statement of Comprehensive Income, except for the effective portion of derivatives assigned as cash flow hedges, which is recognized in other comprehensive income.

Cash flow hedges

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges which meet the strict criteria for hedge accounting are accounted for as follows:

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the equity, while any ineffective portion of cash flow hedge related to operating and financing activities is recognized immediately in the Consolidated Statement of Comprehensive Income.

Amounts recognized as other comprehensive income are transferred to the Consolidated Statement of Comprehensive Income when the hedged transaction affects earnings, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the Consolidated Statement of Comprehensive Income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Company uses forward currency contracts as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in the commodity prices. Refer to Note 27 for more details.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Current versus non-current classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the Company will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as non-current (or separated into current and non-current portions) consistent with the classification of the underlying item.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non-current portion only if a reliable allocation can be made.

(n)	Expendable spare parts and supplies

Expendable spare parts relating to flight equipment are measured at the lower of average cost or net realizable value. Net realizable value is the estimated selling price, less selling expenses. Supplies are charged to the Consolidated Statement of Comprehensive Income when used.

(o)	Impairment of non-financial assets

The Company assesses in accordance with IAS 36 “Impairment of Assets” at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, or other available fair value indicators.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Impairment losses of continuing operations, including impairment on inventories, are recognized in the Consolidated Statement of Comprehensive Income in those expense categories consistent with the nature of the impaired asset, except for a property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is tested for impairment annually as of the year end and when circumstances indicate that the carrying value of the cash generating unit to which is pertains may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(p)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with original maturity of three months or less.

For the purpose of the Consolidated Statement Cash Flows, cash and cash equivalents consist of cash and short-term deposits as defined above, net of outstanding bank overdrafts, if any.

(q)	Maintenance deposits

Maintenance deposits correspond to deposits paid to lessors based on cycles, flight hours, or fixed monthly amounts, depending on the specific nature of each provision. Rates used for the calculation and monthly amounts are specified in each lease agreement. Certain maintenance deposits paid to aircraft lessors are recorded within “Deposits and other assets” to the extent that such amounts are expected to be used to fund future maintenance activities. Deposits that are not probable of being used to fund future maintenance activities are expensed as incurred.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The maintenance deposits refer to payments made by the Company to leasing companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the Consolidated Statement of Financial Statement are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to the Company after termination of the contracts. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

(r)	Security deposits for aircraft and engines

The Company must pay security deposits for certain aircraft and engine lease agreements. Reimbursable aircraft deposits are stated at cost.

Deposits that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Such assets are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate.

Deposits for guarantee and collateral for lease agreements

Deposits for guarantee and collateral are represented by amounts deposited with lessors, as required at the inception of the lease agreements. The deposits are typically denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

(s)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

Provisions are set up for all legal claims related to lawsuits for which it is probable that an outflow of funds will be required to settle the legal claims obligation and a reasonable estimate can be made. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, available case law, the most recent court decision and their relevance in the legal system, as well as the assessment of legal counsel.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial cost.

For certain operating leases, the Company is contractually obligated to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease. Restitution costs are based on the net present value of the estimated average costs of returning the aircrafts and are recognized in the Consolidated Statement of Comprehensive Income in “Maintenance and repairs.” These costs are reviewed annually and adjusted as appropriate.

(t)	Employee benefits

The Company sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post-employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on Colombian Government bonds), and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are held by the Social Security Institute and private pension funds are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Under IAS 19 (2011), the Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest on the net defined benefit liability (asset) comprises:

•	interest cost on the defined benefit obligation; and

•	interest income on plan assets.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Additionally the company offers the following employee benefits:

(i).	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an expense in the Consolidated Statement of Comprehensive Income when they are due.

(ii).	Termination benefits

Termination benefits are recognized as an expense at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

(u)	Share based payments

Since March 2012, the Company has operated a share based payments plan (the “Share Plan”) whereby eligible participants receive cash payments if certain market and non-market vesting conditions are met. The Company accounts for the Share Plan as a cash-settled share based payment in accordance with the provisions of IFRS 2 “Share-based payments”, whereby the Company accrues a liability at the end of each reporting period based on the estimated fair value of the awards expected to be redeemed, as determined using the Turnbull-Wakeman pricing model.

(v)	Prepaid expenses

(i)	Prepaid commissions

Commissions paid for tickets sold are recorded as prepaid expenses and expensed when the tickets are used.

(ii)	Prepaid rent

Prepaid rent for aircraft corresponds to prepaid contractual amounts that will be applied to future lease payments over a term of less than one year.

(w)	Interest income and interest expense

Interest income comprises interest income on funds invested (including available-for-sale financial assets), changes in the fair value of financial assets at fair value through the Consolidated Statement of Comprehensive Income and gains on interest rate hedging instruments that are recognized in the Consolidated Statement of Comprehensive Income. Interest income is recognized as accrued in the Consolidated Statement of Comprehensive Income, using the effective interest rate method.

Interest expense comprises interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through the Consolidated Statement of Comprehensive Income, and losses on interest rate hedging instruments that are recognized in the Consolidated Statement of Comprehensive Income. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the Consolidated Statement of Comprehensive Income using the effective interest method.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(4) New and amended standards and interpretations

The Company applied, for the first time, certain standards and amendments including IFRS 7 Financial Instruments: Disclosures, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IFRS 13 Fair Value Measurement, and amendments to IAS 1 Presentation of Financial Statements. Several other amendments apply for the first time in 2013. However, they do not impact the Consolidated Financial Statements of the Company or the Interim Condensed Consolidated Financial Statements of the Company. The nature and the impacts of each new standards and amendments are described below:

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 modify the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g. exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The adoption of these amendments to IAS 1 only impacts presentation and has had no impact on the Company’s financial position or result of operations.

IAS 1 Clarification of the requirement for comparative information (Amendment)

These amendments clarify the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The amendments clarify that the opening Consolidated Statement of Financial Position, presented as a result of retrospective restatement or reclassification of items in financial statements does not have to be accompanied by comparative information in the related notes. The amendments affect presentation only and have no impact on the Company’s financial position or performance since the Company does not have retrospective restatements or reclassifications of items in the Consolidated Financial Statements.

IFRS 7 Financial Instruments: Disclosures

The amendment to IFRS 7 requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The newly-required disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set-off in accordance with IAS 32. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set-off pursuant to IAS 32. The adoption of IFRS 7 had no material impact on the Company’s financial statements, additional disclosures are provided in Note 28.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, as follows: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. The adoption of IFRS 10 had no significant impact on the Company’s financial position and results of operations.

IFRS 11 Joint Arrangements and IAS 28 Investment in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

The adoption of IFRS 11 has not had a material impact on the Company’s position and results of operations.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. The requirements in IFRS 12 are more comprehensive than the previously existing disclosure requirements for subsidiaries. For example, where a subsidiary is controlled with less than a majority of voting rights. While the Company has subsidiaries with material non-controlling interests, there are no unconsolidated structured entities. IFRS 12 disclosures are provided in Note 3a.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has had no material impact on the Company’s financial position or results of operations.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A (j), thereby affecting the interim condensed consolidated financial statements period. The Company provides these disclosures in Note 29.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36 Impairment of Assets

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period. These amendments are effective retrospectively for annual periods beginning on or after 1 January 2014 with earlier application permitted, provided IFRS 13 is also applied. The Company has not recognized or reversed impairment loss as of December 31, 2013. Accordingly, these amendments will be considered for future disclosures but has no impact on the Company’s financial position or results of operations.

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Standards issued but not yet effective

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9. Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015.

In subsequent phases, the IASB is addressing hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will not have an impact on classification and measurements of the Company’s financial liabilities. The Company will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments are effective for annual periods beginning on or after 1 January 2014 provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to the Company, since none of the entities in the Company would qualify to be an investment entity under IFRS 10.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after 1 January 2014. These amendments are not expected to be relevant to the Company.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014. The Company does not expect that IFRIC 21 will have material financial impact in future financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after 1 January 2014. The Company has not novated any derivatives in the periods presented but will consider this relief in the event of any future novations.

(5) Segment information

The Company has determined that it has a single operating segment: air transportation.

The Company’s revenues by geographic area for the years ended December 31, 2013, 2012 and 2011 are as follows:

	December 31,
	2013	2012	2011
North America	$650,374	$596,783	$574,478
Central America and the Caribbean	619,851	613,942	601,549
Colombia	1,841,984	1,765,642	1,510,916
South America (ex-Colombia)	1,167,728	1,075,801	915,350
Other	329,667	217,488	192,135

Total operating revenue	$4,609,604	$4,269,656	$3,794,428

The Company allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(6) Financial risk management

The Company has exposure to different risks from its use of financial instruments, namely credit risk, liquidity risk, and market risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Consolidated Financial Statements.

(a)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has established mechanisms for developing and monitoring the Company’s risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment in securities.

The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with counterparties with which the Company has signed “International Swaps and Derivatives Association Master Agreements”. Given their high credit ratings, management does not expect any counterparty to fail to meet its contractual obligations.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was as follows:

	Notes	December 31, 2013	December 31, 2012

Available-for-sale securities		$14,878	$32,625
Accounts receivable, net of provision for doubtful accounts	8	309,404	267,502
Cash and cash equivalents	7	735,577	402,997
Current restricted cash	7	23,538	6,547
Non - current restricted cash	13	42,951	47,406
Fair value of derivative instruments - assets	13	16,598	10,085

Total		$1,142,946	$767,162

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(c)	Receivables, net

The Company’s exposure to credit risk is influenced by the individual characteristics of each customer. The demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk.

Additionally, the Company is not exposed to significant concentrations of credit risk since most accounts receivable arise from sales of airline tickets to individuals through travel agencies in various countries, including virtual agencies and other airlines. These receivable are short term in nature and are generally settled shortly after the sales are made through major credit card companies.

Cargo-related receivables present a higher credit risk than passenger sales given the nature of processing payment for these sales. The Company is continuing its implementation of measures to reduce this credit risk for example by reducing the payment terms and affiliating cargo agencies to the IATA Cargo Account Settlement Systems (“CASS”). CASS is designed to simplify the billing and settling of accounts between airlines and freight forwarders. It operates through an advanced global web-enabled e-billing solution.

There are no significant concentrations of credit risk at the Consolidated Statement of Financial Position date. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following are the contractual maturities of non-derivative financial liabilities, including estimated interest payments. Amounts under the “Years” columns represent the contractual undiscounted cash flows of each liability.

As of December 31, 2013

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter

Short-term borrowings	$38,169	$38,613	$38,613	$—	$—	$—	$—
Long-term debt	1,663,827	1,909,313	284,713	269,263	234,563	213,430	907,344
Bonds	558,120	793,450	84,250	83,597	80,316	81,752	463,535

Finance lease liabilities	5,379	6,363	5,775	588	—	—	—

Total debt	2,265,495	2,747,739	413,351	353,448	314,879	295,182	1,370,879
Accounts payable	511,864	511,864	509,129	156	759	910	910

Contractual maturities	$2,777,359	$3,259,603	$922,480	$353,604	$315,638	$296,092	$1,371,789

As of December 31, 2012

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter

Short-term borrowings	$45,021	$45,413	$45,413	$—	$—	$—	$—
Long-term debt	1,516,869	1,740,321	239,545	251,619	232,054	187,164	829,939
Bonds	282,769	399,132	26,332	67,843	66,558	62,470	175,929

Finance lease liabilities	9,785	13,262	6,899	5,775	588	—	—

Total debt	1,854,444	2,198,128	318,189	325,237	299,200	249,634	1,005,868
Accounts payable	491,609	491,609	488,568	159	848	1,017	1,017

Contractual maturities	$2,346,053	$2,689,737	$806,757	$325,396	$300,048	$250,651	$1,006,885

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity analysis

As of December 31, 2013 and 2012, an average increase 1% in interest rates on long-term debt would be expected to decrease the Company’s income by $4,597 and $5,822 respectively.

Interest rates for interest-bearing financial obligations are as follows:

	December 31, 2013
	Weighted average interest rate	Total

Short-term borrowings	2.66%	$38,169
Long-term debt and financial leases	3.25%	1,669,206
Bonds - Colombia	8.10%	259,494
Bonds - Luxembourg	8.38%	298,626

Total		$2,265,495

	December 31, 2012
	Weighted average interest rate	Total

Short-term borrowings	3.31%	$45,021
Long-term debt and financial leases	3.26%	1,526,654
Bonds - Colombia	9.25%	282,769

Total		$1,854,444

(e)	Market risk

Market risk is the risk that changes in market prices, such as foreign currency rates, interest rates and equity prices will affect the Company’s income or value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

The Company enters into derivative contracts, and also incurs financial liabilities, in order to manage market risk. The market risk associated with commodity-price and interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(f)	Commodity risk

The Company maintains a commodity-price-risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity-price volatility. The operations of the Company require a significant volume of jet fuel purchases. Price fluctuations of oil, which are directly related with price fluctuations of jet fuel, cause market values of jet fuel to differ from its cost and cause the actual purchase price of jet fuel to differ from the anticipated price.

All such transactions are carried out within the guidelines set by the Risk Management Committee.

The Company enters into derivative financial instruments using heating oil to reduce the exposure to jet fuel price risks. Such financial instruments are deemed to be highly effective hedge because changes in their fair value are closely correlated with variations in jet fuel prices. The Company determines fair value of the contracts based on the notional future curves as observed in the market; gain or loss of hedge instruments are recognized directly in net equity, through other comprehensive income (OCI), based on Hedge Accounting procedures.

Sensitivity analysis

A change in 1% in jet fuel prices would have increased/decreased profit or loss for the year by $13,258 (2012: $13,127 and 2011: $11,235). This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in jet fuel price and underlying hedging contracts. The analysis is performed on the same basis for 2012 and 2011.

(i)	Foreign currency risk

Foreign currency risk is originated when the Company performs transactions and maintains monetary assets and liabilities in currencies that are different from the functional currency of the Company. Assets and liabilities in foreign currency are converted with the exchange rates at the end of the period, except for non-monetary assets and liabilities that are converted at the equivalent cost of the US dollar at the acquisition date and maintain at the historical rate. The results of operations are converted with the average exchange rates that were in place during the period.

The functional currency used by the Company is the US dollar in terms of setting prices for its services. The Company sells most of its services in prices equivalent to the US dollar and a large part of its expenses are denominated in US dollars or are indexed to the US dollar, particularly fuel costs, maintenance costs, aircraft leases, aircraft lease payments, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger fares in US dollars. Even though sales in domestic markets are made in local currencies, prices are indexed to the US dollar.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Due to exchange controls in Venezuela, however, the Company often experiences additional delays converting cash generated from its local operations in Venezuela. The Company has a significant cash balance in Bolivares, which currency is subject to Venezuelan exchange controls. In Venezuela, effective 2003, the authorities determined that all remittances abroad had to be approved by the Currency Management Commission or, CADIVI. Despite having availability of Bolivares in Venezuela, we have certain restrictions that limit us from freely remitting such funds outside of Venezuela. As of December 31, 2013 and 2012, the total amount of funds requested and pending to be authorized was $296,570 and $103,019, respectively.

We submit monthly requests to the Venezuelan authorities for the remittance in US dollars of the cash generated in local currency by our Venezuelan branch. Since September 2013, we have not been able to obtain approval for remittances in US dollars of funds held as local currency cash deposits in Venezuela. Despite our efforts to negotiate with the government, we believe it is uncertain if we will be able to repatriate any of the funds through the requests we have filed. It could take a considerable amount of time before we obtain approvals for US dollar remittances abroad. A summary of our monetary assets holdings in Venezuela is shown below, together with remittance status:

	December 31, 2013
	Bolivares		Rate	US$
2012 submitted but remittance pending	VEF	83,446	4.3	$19,406
2013 submitted but remittance pending		1,746,132	6.3	277,164
December 2013 - not yet submitted		82,264	6.3	13,058
Other amounts		102,478	6.3	16,266

Total	VEF	2,014,320		$325,894

In recent negotiations, the Venezuelan government has suggested the possibility of converting our local currency cash balances into fuel or government bonds rather than US dollars, however no concrete solution has been proposed to the Company. For this reason, we also believe there is uncertainty regarding the means of payment that the government will use to approve remittances abroad of local cash balances. To reduce its exposure to losses, the Company has substantially reduced capacity to serve this market and has taken other actions to restrict the sale of tickets in Venezuela.

As at December 31, 2013, remittances were outstanding for December 2012 and for January to November 2013. These remittances have not yet been approved; however, as per Providencia No. 6,122 from January 23, 2014, the CADIVI exchange rate at the date the request was submitted (US$1: VEF4.3 for 2012 and US$1: VEF6.3 for 2013) will continue to be used on eventual remittance in US dollars. Our ability to remit the outstanding funds outside Venezuela depends on the country´s availability of US Dollars.

We submitted our request for the remittance of December 2013 cash in January 2014. While this amount has been translated into US dollars using the CADIVI rate at December 31, 2013,

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

announcements from the Venezuelan authorities in January 2014 indicated that this amount as well as future amounts shall be remitted via the SICAD auction process. The most recent SICAD auction process resulted in an exchange rate of US$1:VEF11.8, which would result in an exchange loss of US$6,086. In addition, we note that the exchange rate at the SICAD auction process may fluctuate over time.

Other amounts relate to cash balances which have accumulated in Venezuela for VEF102,478 which have not been approved for remittance by the authorities as they relate to revenues other than passenger airfares. These amounts has been translated into US dollars using the CADIVI rate at December 31, 2013; however, if such amounts were converted at the most recent SICAD auction process, which resulted in an exchange rate of US$1:VEF11.8, the Company would incur an exchange loss of US$7,581. As noted above, the exchange rate at the SICAD auction process may fluctuate over time.

We continue to maintain close dialogue with the Venezuelan authorities regarding the timing of the remittances of these cash balances. See Note 34, Subsequent events for further details on the 2014 developments in the Venezuelan exchange system.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The summary quantitative data about the Company’s exposure to currency risk as reported to the Management of the Company based on its risk management policy was as follows:

	December 31, 2013
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$293,040	$93,104	$311,016	$15,016	$8,292	$15,109	$735,577
Available for sale securities	—	—	14,878	—	—	—	14,878
Accounts receivable, net of provision for doubtful accounts	85,330	77,816	9,657	6,750	32,914	96,937	309,404
Secured debt and bonds	(1,519,912)	(276,827)	—	—	—	(28,685)	(1,825,424)
Unsecured debt	(434,654)	(5,417)	—	—	—	—	(440,071)
Accounts payable	(239,966)	(182,424)	(13,440)	(9,377)	(7,003)	(59,654)	(511,864)

Net financial position exposure	$(1,816,162)	$(293,748)	$322,111	$12,389	$34,203	$23,707	$(1,717,500)

	December 31, 2012
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$186,364	$73,604	$125,649	$3,504	$3,930	$9,946	$402,997
Available for sale securities	—	—	32,625	—	—	—	32,625
Accounts receivable, net of provision for doubtful accounts	99,600	111,778	5,025	7,076	24,023	20,000	267,502
Secured debt and bonds	(1,450,185)	(311,198)	—	—	—	(29,630)	(1,791,013)
Unsecured debt	(63,431)	—	—	—		—	(63,431)
Accounts payable	(337,111)	(80,764)	(16,527)	(8,655)	(6,677)	(41,875)	(491,609)

Net financial position exposure	$(1,564,763)	$(206,580)	$146,772	$1,925	$21,276	$(41,559)	$(1,642,929)

The Company manages its exposure to foreign currency risk through hedging selected balances using forward exchange contracts and cross currency swaps.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity analysis

A change in 1% in the exchange rate from Colombian Pesos to US Dollars would have increased/ decreased profit or loss for the year by $2,915 (2012: $2,066). This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in the spot exchange rate on the Colombian Peso to the US Dollar which is the rate that could materially affect the Company’s Consolidated Statement of Comprehensive Income.

(ii)	Interest rate risk

The Company incurs interest rate risk mainly on financial obligations with banks and aircraft lessors. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps.

The Company assesses interest rate risk by monitoring and identifying changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate risk attributable to both the Company’s outstanding or forecasted debt obligations.

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments was:

Carrying amount - asset/(liability)	December 31, 2013	December 31, 2012

Fixed rate instruments
Financial assets	$203,332	$63,969
Financial liabilities	(1,584,127)	(999,563)
Interest rate swaps	(7,698)	(27,848)

Total	$(1,388,493)	$(963,442)

Floating rate instruments
Financial assets	103,020	393,076
Financial liabilities	(681,368)	(854,881)

Total	$(578,348)	$(461,805)

The interest rate risk is originated mainly from long term aircraft lease payments. These long term loan payments at floating interest rates expose the Company to cash flow risk. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options.

At December 31, 2013, the interest rates vary from 0.00% to 9.86% (December 31, 2012: 2.10% to 9.00%) and the main floating rate are linked to LIBOR plus a spread according to the terms of each contract.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Capital management

The Company’s capital management policy is to maintain a sound capital base in order to safeguard the Company’s ability to continue as a going concern, and in doing so, face its current and long-term obligations, provide returns for its shareholders, and maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt-to-capital ratio. Debt is calculated as Net Debt, which consists of total borrowings (including current and non-current borrowings as shown in the Consolidated Statement of Financial Position) less cash, cash equivalents and restricted cash. Total capital is calculated as the sum of total equity attributable to the Company as shown in the Consolidated Statement of Financial Position plus total net debt.

Following is summarized the debt-to-capital ratio of the Company:

	December 31, 2013	December 31, 2012
Debt	$2,265,495	$1,854,444
Less: cash and cash equivalents and restricted cash	(759,115)	(409,544)

Total net debt	1,506,380	1,444,900
Total Equity attributable to the Company	1,208,422	738,958

Total Capital	$2,714,802	$2,183,858

Net debt-to capital ratio	55%	66%

There were no changes in the Company’s approach to capital management during the year.

(7) Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Cash on hand and bank deposits	$696,113	$334,621
Demand and term deposits	39,464	68,376

Cash and cash equivalents	735,577	402,997
Restricted cash	23,538	6,547

Cash and cash equivalents and restricted cash	$759,115	$409,544

As of December 31, 2013 and 2012 cash equivalents amounted to $39,464 and $68,376, respectively. The use of the term deposits depends on the cash requirements of the Company and such deposits bear annual interest rates ranging between 0.7% and 8.31% as of December 31, 2013, and between 0.07% and 6.60% as of December 31, 2012.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2013 and 2012 the cash or bank balance with carrying amount of $23,538 and $6,547, respectively, has been pledged as collateral for certain current borrowings. In the event the Company defaults under the loan agreement, the bank has the right to receive the cash balance.

(8) Accounts Receivables, net of provision for doubtful accounts

Receivables as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Trade	$216,160	$179,825
Indirect tax credits	65,360	54,505
Manufacturer credits	7,193	18,454
Employee advances (1)	7,218	6,537
Other	27,582	21,463

	$323,513	$280,784
Less provision for doubtful accounts	(14,109)	(13,282)

Total	$309,404	$267,502

Net current	$276,963	$202,962
Net non-current	32,441	64,540

Total	$309,404	$267,502

(1)	Employee advances mainly relate to per diem allowances provided to crew prior to traveling.

Changes during the year in the allowance for doubtful accounts are as follows:

	December 31, 2013	December 31, 2012

Balance at beginning of year	$13,282	$10,707
Bad debt expense	7,119	10,000
Write-offs against the allowance	(6,292)	(7,425)

Balance at end of year	$14,109	$13,282

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The aging of accounts receivables at the end of the reporting period that were not impaired was as follows.

	December 31, 2013	December 31, 2012

Neither past due nor impaired	$228,269	$219,058
Past due 1 - 30 days	62,355	30,953
Past due 31 - 90 days	17,150	4,401
Past due 91 days	15,739	26,372

Total	$323,513	$280,784
Provision for doubtful accounts	(14,109)	(13,282)

Net accounts receivable	$309,404	$267,502

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(9) Balances and transactions with related parties

The following is a summary of related party transactions for the years ended December 31, 2013 and 2012:

		December 31, 2013				December 31, 2012
Company	Country	Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
Synergy Group Corp. (1)	Panama	$24,057	$1,262	$1,331	$—	$46,490	$—	$3,664	$—
Oceanair Linhas Aereas, S.A.	Brazil	1,494	1,618	10,614	5,235	6,255	1,654	19,411	2,138
Corp Hotelera Internac., S.A.	El Salvador	—	181	—	352	—	—	—	—
Empresariales S.A.S.	Colombia	1	1,486	7	11,951	—	1,818	12	12,952
Aeroman, S.A.	El Salvador	229	574	7	2,684	—	858	40	6,836
Transportadora del Meta S.A.S.	Colombia	24	1,946	3	10,457	—	1,548	26	10,874
Other		620	486	74	1,964	683	1,431	45	656

Subtotal		$26,425	$7,553	$12,036	$32,643	$53,428	$7,309	$23,198	$33,456

		Receivables	Payables			Receivables	Payables
Short-term		$26,425	$7,553			$29,427	$7,309
Long-term		—	—			24,001	—

Total balance with related parties		$26,425	$7,553			$53,428	$7,309

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings, S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
Synergy Group Corp. (1)	Avianca, S.A. and Synergy Group Corp. (“Synergy”) signed a novation of the receivables from Oceanair Linhas Aereas, S.A. (“Oceanair”) whereby Synergy would be the new debtor.

Oceanair Linhas Aereas, S.A.	The Company provides to and receives from Oceanair Linheas Aereas, S.A., logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with Oceanair for the use of the former Avianca trademark in Brazil. Additionally, the Company leases aircraft to Oceanair Linheas Aereas, S.A.

Empresariales S.A.S.	Transportation services for Avianca, S.A.’s employees.

Aeroman, S.A.	Aircraft maintenance company which provides aircraft overhaul services to the Company.

Transportadora del Meta S.A.S.	Provides road transportation services for cargo / courier deliveries to Avianca, S.A.

Corporación Hotelera Internacional. S.A. Hotelera Los Pozos, S.A.	Accommodation services for crew and employees of the Company.

(1)	On December 2011, an agreement was signed with Synergy for the past due balance of the receivable. The renegotiated accounts receivable generated interest based on 3 month Libor plus 550 basis points. The following is the payment schedule:

Year	December 31, 2013	December 31, 2012
2013	$—	$15,866
2014	22,644	22,998

Total	$22,644	$38,864

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Key management personnel compensation expense

Key management personnel compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the years ended December 31, 2013, 2012, and 2011 comprised the following:

	December 31, 2013	December 31, 2012	December 31, 2011

Personnel expenses	$31,425	$24,882	$25,285
Other	31	377	397

Total	$31,456	$25,259	$25,682

(10) Expendable spare parts and supplies, net of provision for obsolescence

Expendable spare parts and supplies as of December 31, 2013 and 2012, are as follows:

	December 31, 2013	December 31, 2012

Expendable spare parts	$45,160	$47,129
Supplies	7,998	1,667

Total	$53,158	$48,796

For the years ended December 31, 2013 and 2012 expendable spare parts and supplies in the amount of $48,774 and $34,711, respectively, were recognized as maintenance expense.

(11) Prepaid expenses

These primarily relate to advance commission payments to travel agencies for future services, prepayments for aircraft rentals and prepaid insurance. As of December 31, 2013 and 2012 prepaid balances were as follows:

	December 31, 2013	December 31, 2012

Prepaid commissions	$13,476	$12,149
Advance payments on operating aircraft leases	12,219	11,511
Premiums for insurance policies	2,236	8,892
Other	18,814	21,960

Total	$46,745	$54,512

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(12) Assets held for sale

Assets held for sale consist of fixed assets for which management has committed to a plan to sell, the completion of the sale is highly probable, and the sale is expected to take place over the next 12 months. As of December 31, 2013 and 2012 the assets held for sale were as follows:

	December 31, 2013	December 31, 2012
Aircraft and flight equipment	$1,256	$—
Land and buildings	5,547	2,512
Machinery and other equipment	645	7,320

Total	$7,448	$9,832

(13) Deposits and other assets

Deposits and other assets as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Short term:
Deposits with lessors	$59,434	$14,033
Certificates of bank deposits	44,326	73,945
Margin call deposits	4,976	6,231
Others	—	734

Sub-Total	108,736	94,943
Fair value of derivative instruments	16,598	10,085

Total	$125,334	$105,028

Long term:
Deposits with lessors	$113,253	$80,664
Warranty deposits	8,500	47,485
Rental	2,962	5,177
Vendors	2,489	7,680
Restricted cash	42,951	47,406
Others	19,021	33,146

Total	$189,176	$221,558

Deposits with lessors refer mainly to maintenance deposits in connection with leased aircrafts. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. During the 12 months ended December 31, 2013 the Company has paid lessors $37,841 (December 31, 2012: $10,686) in maintenance deposits, net of reimbursements.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(14) Property and equipment, net

Flight equipment, property and other equipment as of December 31, 2013 and 2012 is as follows:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Administrative property	Other	Total
Gross:
December 31, 2011	$2,010,221	$184,828	$112,537	$262,456	$94,936	$168,254	$2,833,232

Additions	326,181	8,042	8,811	161,337	4,182	23,263	531,816
Transfers	140,631	—	—	(140,631)	—	—	—
Disposals	(64,697)	(12,613)	(4,725)	—	(5,506)	(14,830)	(102,371)

December 31, 2012	$2,412,336	$180,257	$116,623	$283,162	$93,612	$176,687	$3,262,677

Additions	270,537	75,760	39,865	320,289	2,102	60,693	769,246
Transfers	194,137	—	—	(194,137)	—	—	—
Disposals	(63,800)	(46,263)	(17,397)	—	—	(7,667)	(135,127)

December 31, 2013	$2,813,210	$209,754	$139,091	$409,314	$95,714	$229,713	$3,896,796

Accumulated depreciation:
December 31, 2011	$277,850	$123,252	$19,784	$—	$4,173	$98,696	$523,755

Additions	76,202	17,559	4,849	—	1,899	10,214	110,723
Disposals	(22,353)	(17,614)	(10,399)	—	—	(20,981)	(71,347)

December 31, 2012	$331,699	$123,197	$14,234	$—	$6,072	$87,929	$563,131

Additions	88,260	49,437	5,174	—	1,032	15,970	159,873
Disposals	(23,925)	(19,896)	(2,732)	—	—	(13,013)	(59,566)

December 31, 2013	$396,034	$152,738	$16,676	$—	$7,104	$90,886	$663,438

Net balances:
December 31, 2011	$1,732,371	$61,576	$92,753	$262,456	$90,763	$69,558	$2,309,477

December 31, 2012	$2,080,637	$57,060	$102,389	$283,162	$87,540	$88,758	$2,699,546

December 31, 2013	$2,417,176	$57,016	$122,415	$409,314	$88,610	$138,827	$3,233,358

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2013 and 2012, certain aircraft with a net carrying value of $2,303,384, and $1,938,032 respectively, have been pledged to secure long-term debt.

As of December 31, 2013 and 2012 the net carrying amount of leased property and equipment under financial leases was $2,226 and $4,242 respectively

Administrative property

The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IFRS 13, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings. Land and buildings were revaluated at December 31, 2013 and 2012.

If land and buildings were measured using the cost model, the carrying amounts would be as follows:

	December 31, 2013	December 31, 2012
Cost	$68,470	$68,193
Accumulated depreciation	(4,430)	(5,577)

Net carrying amount	$64,040	$62,616

(15) Intangible Assets

Intangible assets as of December 31, 2013 and 2012 are follows:

	December 31, 2013	December 31, 2012
Routes	$22,223	$24,243
Trademarks	22	22
Software and webpages	39,429	21,648
Other	2,762	328

Subtotal	64,436	46,241
Goodwill	298,667	298,667

Total Intangible Assets	$363,103	$344,908

Goodwill acquired through business combinations and intangibles with indefinite lives has been allocated to three Cash Generating Units (“CGU”):

•	Aerolíneas Galápagos Aerogal, S.A. (“Aerogal”)

•	Grupo Taca Holdings, Limited.

•	Tampa Cargo S.A.S.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The carrying amount of goodwill and intangibles allocated to each of the CGUs:

	Aerogal		Grupo TACA Holdings, Limited		Tampa Cargo S.A.S
	2013	2012	2013	2012	2013	2012
Goodwill	32,979	32,979	234,779	234,779	30,909	30,909
Intangibles	22,223	24,243	—	—	—	—

The Company performed its annual impairment test in December 2013 and 2012. The Company considers the relationship between the value in use of the CGU and its book value, among other factors, when reviewing for indicators of impairment. As of December 31, 2013 and 2012, the Company did not identify potential impairment of goodwill and of assets of CGU.

Aerogal CGU

The recoverable amount of Aerogal CGU, $490,604 as of December 31, 2013, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre-tax discount rate applied to cash flow projections is 6.86% and cash flows beyond the five-year period are extrapolated using a 4.0% growth rate that is the same as the long-term average growth rate for the country where the Company has its base of operation. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Grupo TACA Holdings, Limited CGU

The recoverable amount of Grupo TACA Holdings, Limited CGU, $1,913,520 as of December 31, 2013, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre-tax discount rate applied to cash flow projections is 6.86% and cash flows beyond the five-year period are extrapolated using a 2.90% growth rate that is the same as the long-term average growth rate for Latin America. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Tampa Cargo S.A.S. CGU

The recoverable amount of Tampa Cargo S.A.S. CGU, $1,246,029 as of December 31, 2013, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre-tax discount rate applied to cash flow projections is 6.86% and cash flows beyond the five-year period are extrapolated using a 4.40% growth rate that is the same as the long-term average growth rate for Colombia where the Company has its base of operation. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The calculation of value in use for the CGUs is most sensitive to the following assumptions:

•	Jet fuel price per gallon

•	Discount rates

•	Revenue growth

•	CAPEX expenditure

•	Growth rates used to extrapolate cash flows beyond the forecast period

•	Working capital

Jet fuel price per gallon – Estimates are obtained from published data relating to the specific commodity. Forecast figures are used if data is publicly available, otherwise past actual price movements are used as an indicator of future price movements.

Discount rates – Discount rates represent the current market assessment of the risks of the holding Company of each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The beta factors are evaluated annually based on publicly available market data.

Revenue growth – Management evaluates its estimates on passenger growth or cargo growth. Management expects the Company to have a stable growth over the forecast period.

CAPEX expenditure – Management estimates investment in CAPEX including aircraft, maintenance, and sale of assets, among others to estimate debt free cash flows.

Growth rate estimates – Rates are based on published forecasts for the regions or countries where the CGUs operate.

Working capital – Management evaluates the working capital needs of each CGU in accordance with its needs for investments to continue operations.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is a rollforward of intangibles assets from December, 2013 and 2012:

	Goodwill	Routes	Trade- marks	Software & Webpages	Others	Total
Cost:

Balance at December 31, 2011	$301,814	$29,018	$809	$12,713	$328	$344,682

Other Acquisitions/ Internally developed	—	—	—	15,769	—	15,769

Balance at December 31, 2012	301,814	29,018	809	28,482	328	360,451

Other Acquisitions/ Internally developed	—	—	—	24,801	3,101	27,902

Balance at December 31, 2013	$301,814	$29,018	$809	$53,283	$3,429	$388,353

Accumulated Amortization and Impairment Losses:
Balance at December 31, 2011	$—	$(2,571)	$(424)	$(1,191)	$—	$(4,186)
Amortization for the year	—	(2,204)	(363)	(5,643)	—	(8,210)
Impairment loss	(3,147)	—	—	—	—	(3,147)

Balance at December 31, 2012	(3,147)	(4,775)	(787)	(6,834)	—	(15,543)

Amortization for the year	—	(2,020)	—	(7,020)	(667)	(9,707)

Balance at December 31, 2013	$(3,147)	$(6,795)	$(787)	$(13,854)	$(667)	$(25,250)

Carrying Amounts:
At December 31, 2011	$301,814	$26,447	$385	$11,522	$328	$340,496

At December 31, 2012	$298,667	$24,243	$22	$21,648	$328	$344,908

At December 31, 2013	$298,667	$22,223	$22	$39,429	$2,762	$363,103

In 2011 the Company obtained control of Vuelos Internos Privados, S.A. (“VIPSA”) which is an Ecuadorian Company that operated charter and domestic flights. In 2012, impairment was recognized related to the goodwill of VIPSA after operations ceased.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(16) Earnings per Share

The calculation of basic earnings per share at December 31, 2013 and 2012 is as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Net profit attributable to Avianca Holdings, S.A.	$248,821	$38,257	$99,876

Weighted average number of ordinary shareholders

(in thousands of shares)
Common stock	728,800	741,400	761,369
Preferred stock	184,854	158,081	114,939

Earnings per share

Common stock	$0.27	$0.04	$0.11
Preferred stock	$0.27	$0.04	$0.11

There are no dilutive shares as the Company has no convertible preferred shares or convertible debentures.

(17) Long-term debt

Loans and borrowings are measured at amortized cost, as of December 31, 2013 and 2012 are summarized as follows:

	December 31, 2013	December 31, 2012
Current:
Short-term borrowings and current portion of long-term debt	$270,498	$277,746
Short-term bonds	38,852	—
Finance lease liabilities	4,815	4,399

	$314,165	$282,145

Non-current:
Long-term debt	$1,431,498	$1,284,144
Bonds	519,268	282,769
Finance lease liabilities	564	5,386

	$1,951,330	$1,572,299

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Terms and conditions of the Company’s outstanding obligations for years ended December 31, 2013 and 2012 are as follows:

		December 31, 2013
	Due through	Weighted average interest rate	Face Value	Carrying Amount

Short-term borrowings	2014	2.66%	$38,169	$38,169
Long-term debt	2025	3.16%	2,409,588	1,663,827
Bonds - Colombia	2019	8.10%	259,494	259,494
Bonds - Luxembourg	2020	8.38%	300,000	298,626
Finance lease liabilities (1)	2015	2.61%	22,300	5,379

Total			$3,029,551	$2,265,495

		December 31, 2012
	Due through	Weighted average interest rate	Face Value	Carrying Amount

Short-term borrowings	2013	3.31%	$45,021	$45,021
Long-term debt	2024	3.26%	1,982,325	1,516,869
Bonds - Colombia	2019	9.25%	282,769	282,769
Finance lease liabilities (1)	2015	2.61%	22,300	9,785

Total			$2,332,415	$1,854,444

(1)	Average monthly rate.

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and one aircraft denominated in Euros.

As of December 31, 2013 and 2012, $1,516,779 and $1,376,926, respectively, were outstanding balances of short-term borrowings and long-term debt with different financial institutions to finance aircraft acquisitions. Most of these borrowings are under financing arrangements guaranteed by the Export Credit Agencies. Additionally, the Company had an outstanding balance of short-term borrowing and long-term debt with different financial institutions amounting to $185,217 and $194,749, respectively, for working capital purposes.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

In 2012, the Company obtained loans amounting to $198,788 to finance one A330, one A320, two A319’s, and two B767F aircraft. Also the Company obtained $60,750 from Banco Davivienda, $20,750 to refinance a Credit Suisse loan, and $40,000 for general working capital purposes.

During 2013, the Company obtained loans amounting to $316,926 in order to finance the purchase of three A330F, one A320, one A319, and two ATR72. Also the Company obtained $16,600 from Banco de Bogota to refinance the Chapter-11 single payment that was due on June, 2013. The company also obtained $38,000 from Bladex for the prepayment of a loan with IFC, and to finance the purchase of an ATR72 flight simulator. The company also obtained $14,551 for general working capital purposes.

On May 10, 2013, the Company issued Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10, beginning on November 10, 2013.

The subsidiaries Grupo Taca Holdings, Limited, and Avianca Leasing, LLC are jointly and severally liable under the Notes as co-issuers on $300,000 in aggregate principal amount.

The Notes are fully and unconditionally guaranteed by three of our subsidiaries: Taca International Airlines S.A., Líneas Aéreas Costarricenses, S.A., and Trans American Airlines S.A. Avianca Leasing LLC’s obligations as a co-issuer of the Notes will be unconditionally guaranteed by our subsidiary Aerovias del Continente Americano S.A-Avianca, in an amount equal to $200,000. The Notes and guarantees are senior unsecured obligations of the co-issuers and the guarantors, respectively, and rank equally in right of payments with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Notes or the Guarantees.

Avianca Leasing, LLC and Grupo Taca Holdings, Limited as co-issuer, offered Notes listed on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF market of the Luxembourg Stock Exchange. As of December 31, 2013 and 2012, Notes issued and the corresponding balances are as follows:

	Original currency	Total placed in original currency	Balance as of December 31,
Issuing entity			2013 In US Dollars	2012 In US Dollars
Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD Dollar	300,000	$298,626	$—

			$298,626	$—

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Issuers:	Avianca Leasing, LLC, and Grupo Taca Holdings, Limited

Guarantors:	Líneas Aéreas Costarricenses, S.A., Transamerican Airlines, S.A., and Taca International Airlines, S.A. will fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. will unconditionally guarantee the obligations of Avianca Leasing, LLC under the Notes in an amount equal to US$200 million.

Notes offered:	US$300,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Issue Price:	98.706%

Issue date:	May 10, 2013

Interest:	The Notes will bear interest at a fixed rate of 8.375% per year, payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013.

Maturity date:	The Notes will mature on May 10, 2020.

As of December 31, 2013 and 2012, bonds issued and the corresponding balances are as follows:

	Issue	Original currency	Total placed in original currency	Balance as of December 31,
				2013		2012
Issuing entity				Original currency	In US Dollars	Original currency	In US Dollars

Avianca	Series A	Colombian Pesos	75,000 million	75,000 million	$38,924	75,000 million	$42,415

Avianca	Series B	Colombian Pesos	158,630 million	158,630 million	82,327	158,630 million	89,712

Avianca	Series C	Colombian Pesos	266,370 million	266,370 million	138,243	266,370 million	150,642

Total					$259,494		$282,769

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which is collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

The specific conditions of the 2009 bond issue in Colombia are as follows:

Representative of bondholders:	Helm Trust, S.A.

Amount of issue	$500,000 million Colombian Pesos

Managing agent:	Fiduciaria Bogotá, S.A.

Series:	Series A: Authorized issue $100,000 million Colombian Pesos Series B: Authorized issue $200,000 million Colombian Pesos Series C: Authorized issue $300,000 million Colombian Pesos

Coupon:	Series A: Indexed to Colombian consumer price index Series B: Indexed to Colombian consumer price index Series C: Indexed to Colombian consumer price index Interest is payable at quarter-end

Term:	Series A: 5 years Series B: 7 years Series C: 10 years

Repayment of capital:	Series A: At the end of 5 years Series B: 50% after 6 years and 50% after 7 years Series C: 33% after 8 years, 33% after 9 years and 34% after 10 years

As of December 31, 2013 and 2012, the Company had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $167,952 and $76,500, respectively. As of December 31, 2013 and 2012, there were $94,017 and $52,700 outstanding balances respectively under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Company may withdraw funds if it has working capital requirements.

Future payments on finance lease liabilities for the years ended December 31, 2013 and 2012 are as follows:

	Future minimum lease payments		Interest		Present value of minimum lease payments
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Less than one year	$5,775	$6,899	$960	$2,500	$4,815	$4,399
Between one year and five years	$588	$6,363	$24	$977	$564	$5,386

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Future payments on long-term debt for the years ended December 31, 2013 and 2012 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2013	$232,329	$224,679	$196,741	$181,828	$828,250	$1,663,827

December 31, 2012	$191,650	$209,974	$196,460	$158,870	$759,915	$1,516,869

Future payments on bonds for the years ended December 31, 2013 and 2012 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2013	$38,852	$41,091	$41,091	$46,008	$391,078	$558,120

December 31, 2012	$—	$42,415	$44,856	$44,856	$150,642	$282,769

As of December 31, 2013 the Company did not comply with certain debt covenants, however the Company did not require waivers from the Financial Institutions since the breached covenants have no possible consequences on acceleration of debt.

As of December 31, 2012 the Company did not comply with certain debt covenants and obtained waivers from the financial institutions after the reporting period. Consequently, in accordance with IAS 1 “Presentation of Financial Statements”, the related debt balances as of December 31, 2012 amounting to $41,075 were classified as current for purposes of the Consolidated Statement of Financial Position. The projected cash flows and maturities of these instruments are not expected to be affected and thus were not modified for purposes of the notes above.

The most significant commitments related to financial ratios assumed by the Company and its subsidiaries are as follows:

Avianca, S.A.

(1)	EBITDAR Coverage Ratio: Should be less than or equal to 2.00 and 1.00 at the end of each period;

(2)	Leverage Ratio: Should be less than or equal to 5.00 to 1.00 at the end of each reporting period; and

(3)	Capitalization Ratio: Should be less than or equal to 0.86 to 1.0 at the end of each reporting period.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(4)	For each financial year, maintain an EBITDA, as defined in the agreement, higher than or equal to 7%.

(5)	At all times, maintain a minimum cash balance of $45 million, at the end of each calendar quarter.

(6)	For each financial quarter of 2013 and 2012, maintain an Adjusted Debt to Tangible Net Worth ratio of 6 or less.

(7)	For each financial year, maintain a debt-to-service coverage ratio greater than or equal to 1.1.

As of December 31, 2013 and 2012, the Company did not comply with the adjusted debt to tangible net worth ratio; however, the waiver granted in March 2012 was extended until the corresponding provision in the loan agreement is renegotiated. The counterparty has not taken any action such as demanding acceleration of debt repayment or been declaring the debt in default, as a result of the default.

Avianca Holdings, S.A.

(1)	EBITDAR Coverage Ratio: Should be less than 1.70 and 1.00 at the end of each reporting period.

(2)	Capitalization Ratio: Should be greater than 0.88 to 1.00 at the end of each reporting period.

Grupo Taca Holdings, Limited

(1)	EBITDAR Coverage Ratio: Should be less than 1.25 and 1.00 at the end of each reporting period;

(2)	Leverage Ratio: Should be greater than 6.00 and 1.00 at the end of each reporting period.

As of December 31, 2012, the Company did not comply with these ratios. A waiver for the coverage ratio was obtained on March 2013. The Company complied with these ratios as of December 31, 2013.

Tampa Cargo S.A.S.

(1)	Debt/EBITDA ratio: Should be less than or equal to seven times in the first year and less than or equal to five times in the next years until the end of the debt agreement.

As of December 31, 2013, the Debt/EBITDA ratio is greater than the maximum level allowed, however the Financial Institution concedes a six month period in order to remediate this situation. If the Company does not meet the required level after the grace period, it will be considered a breach of the covenant.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(18) Accounts payable

Accounts payable as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012

Trade accounts payable	$332,450	$312,724
Non-income taxes collected in advance	93,308	100,225
Payroll taxes (1)	50,784	49,065
Other payables	32,587	26,554

Current	$509,129	$488,568

	December 31, 2013	December 31, 2012

Trade accounts payable	$14	$317
Payroll taxes (1)	2,721	2,724

Non-current	$2,735	$3,041

(1)	Represent payroll taxes and contributions based on salaries and compensation paid to employees of the Company in the various jurisdictions in which it operates.

(19) Accrued expenses

Accrued expenses as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012

Operating expenses	$54,276	$121,905
Advertising	1,761	2,548
Vacation and other employee accruals	36,390	28,312
Other accrued expenses	42,511	29,037

Total	$134,938	$181,802

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(20) Provisions for return conditions

For certain operating leases, the Company is contractually obligated to return the aircraft in a predefined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease.

Provisions for return conditions as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012

Current	$33,033	$7,598
Non-current	56,065	59,297

Total	$89,098	$66,895

Changes in provisions for return conditions as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012

Balances at beginning of year	$66,895	$68,779
Provisions made	29,061	9,920
Provisions used	(6,858)	(11,804)

Balances at end of year	$89,098	$66,895

The amount of expected reimbursements which are presented net within provisions for the return conditions amounts to $17,102 and $10,940 as of December 31, 2013 and 2012, respectively.

(21) Employee benefits

The Company has a defined benefit plan which requires contributions to be made to separately administered funds. The Company has also agreed to provide post-employment benefits to its retirees that consist primarily of medical benefit plans as well as certain other benefits, including scholarships, tickets, seniority and retirement. These other benefits are unfunded.

Accounting for pensions and other post-employment benefits involves estimating the benefit cost to be provided well into the future and attributing that cost over the time period in which each employee works for the Company. This requires the use of extensive estimates and assumptions about inflation, investment returns, mortality rates, turnover rates, medical cost trends and discount rates, among other information. The Company has two distinct pension plans, one for pilots and the other for ground personnel. Both plans have been closed to new participants, and therefore there are a fixed number of beneficiaries covered under these plans as of December 31, 2013.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	December 31, 2013	December 31, 2012

Fair value of plan assets	$(160,998)	$(146,046)
Present value of the obligation	489,674	604,118

Total employee benefit liability	$328,676	$458,072

The following table summarizes the components of net benefit expense recognized in the Consolidated Statement of Comprehensive Income and the funded status and amounts recognized in the Consolidated Statement of Financial Position for the respective plans:

Net benefit expense - year ended December 31, 2013 (recognized in Salaries, wages and benefits)
	Defined benefit plan	Other benefits

Current service cost	$417	$4,992
Interest cost on net benefit obligation	31,032	5,954

Net benefit expense	$31,449	$10,946

Net benefit expense - year ended December 31, 2012 (recognized in Salaries, wages and benefits)
	Defined benefit plan	Other benefits

Current service cost	$(672)	$3,448
Interest cost on net benefit obligation	24,050	5,880

Net benefit expense	$23,378	$9,328

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the present value of defined benefit obligation as of December 31, 2013 are as follows:

	Defined benefit Obligation	Other benefits	Total

Benefit obligation as of December 31, 2012	$497,039	$107,079	$604,118
Period cost	31,449	10,946	42,395
Benefits paid by employer	(30,049)	(3,558)	(33,607)
Actuarial (gains) losses recognized in other comprehensive income	(58,966)	(14,365)	(73,331)
Exchange differences	(41,158)	(8,743)	(49,901)

Benefit obligation as of December 31, 2013	398,315	91,359	489,674
Fair Value of the plan assets	(160,998)	—	(160,998)

Total employee benefit	$237,317	$91,359	$328,676

Current	$48,354	$4,038	$52,392
Non-current	188,963	87,321	276,284

Total	$237,317	$91,359	$328,676

Changes in the fair value of plan assets are as follows:

Defined benefit plan

Fair value of assets at December 2012	$146,046
Interest income on plan assets	9,153
Return on plan assets greater/(less) than projected	(4,745)
Employer contributions	46,184
Benefits paid	(21,342)
Return on plan assets adjustment	(2,309)
Exchange differences	(11,989)

Fair value of plan assets at December 31, 2013	$160,998

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the present value of defined benefit obligation for the year ended December 31, 2012 are as follows:

	Defined benefit Obligation	Other benefits	Total

Benefit obligation as of December 31, 2011	$403,360	$72,249	$475,609
Period cost	31,932	9,328	41,260
Benefits paid by employer	(23,131)	(3,514)	(26,645)
Actuarial (gains) losses recognized in other comprehensive income	45,157	21,297	66,454
Exchange differences	39,721	7,719	47,440

Benefit obligation as of December 31, 2012	$497,039	$107,079	$604,118
Fair Value of the plan assets	(146,046)	—	(146,046)

Total employee benefit	$350,993	$107,079	$458,072

Current	$50,194	$7,047	$57,241
Non-current	300,799	100,032	400,831

Total	$350,993	$107,079	$458,072

Change in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of assets at December 2011	$90,853
Interest income on plan assets	8,203
Return on plan assets greater/(less) than projected	11,442
Employer contributions	49,332
Benefits paid	(22,761)
Administrative cost paid	(2,118)
Exchange differences	11,095

Fair value of plan assets at December 31, 2012	$146,046

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

For the year ended December 31, 2013, 2012 and 2011, actuarial gains and losses of $66,277, $(55,012) and $(34,702), respectively were recognized in other comprehensive income.

	December 31, 2013	December 31, 2012	December 31, 2011
Actuarial gains (losses) recognized in other comprehensive income	$73,331	$(66,454)	$(23,756)
Return on plan assets adjustment	(7,054)	11,442	(10,946)

Amount recognized in other comprehensive income	$66,277	$(55,012)	$(34,702)

The Company expects to contribute $52,392 to its defined benefit plan in 2014.

Plan assets correspond to net funds transferred to Caxdac, which is responsible for the administration of the pilots’ pension plan. The assets held by Caxdac are segregated into separate accounts corresponding to each contributing company. Additionally the plan assets included a portion relating to pension plan of ground personnel.

The principal assumptions (inflation-adjusted) that are used in determining pension and post-employment medical benefit obligations for the Company’s plans are shown below:

	December 31, 2013	December 31, 2012
Discount rate on all plans	7.00%	6.25%
Future salary increase
Pilots	3.75%	4.25%
Cabin crew	3.50%	4.00%
Other employees	4.00%	4.50%
Future pension increase	3.00%	3.50%
Healthcare cost increase	4.00%	4.50%
Ticket cost increase	3.00%	3.50%
Education cost increase	3.00%	3.50%

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	December 31, 2013	December 31, 2012
Equity securities	42%	40%
Debt securities	54%	59%
Other	4%	1%

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Equity securities comprise investments in Colombian entities with credit rating between AAA and BBB. Debt securities include investments in Colombian Government bonds, banks and public and private Colombian entities.

Pension plans for ground personnel

In 2008, the Company entered into a commutation agreement with Compañía Aseguradora de Vida Colseguros S.A. (Insurance Company) in connection with the pension liability of two of the Company’s pension plans.

As of December, 2013, there are 12 beneficiaries which have not been commuted. Consequently, the Company estimates through an actuarial calculation the pension liability of these beneficiaries.

Pension plans for flight personnel

Due to local regulations for two of the Company’s pension plans, the Company has to make contributions to a fund which is externally administrated. The amount of the annual contribution is based on the following:

•	Basic contribution for the year: equal to the expected annual pension payments.

•	Additional contribution for the year (if necessary): equal to the necessary amount to match the actuarial liability under local accounting rules and the plan assets as of year 2023 (determined with an actuarial calculation).

Sensitivity Analysis

The calculation of the defined benefit obligation is sensitive to the aforementioned assumptions. The following table summarizes how the impact on the defined benefit obligation at the end of the reporting period would have increased (decreased) as a result of a change in the respective assumptions by one percent.

	1% increase	1% decrease
Discount rate	(54,896)	68,637
Salary increase rate	680	(630)
Inflation rate	53,543	(44,108)
Medical costs	17,719	(13,619)
Mortality table	9,070	(9,230)

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(22) Air traffic liability

Air traffic liability as of December 31, 2013 and 2012 is as follows:

	December 31, 2013	December 31, 2012

Advance ticket sales	$436,732	$350,593
Miles deferred revenue	127,873	118,196

Total	$564,605	$468,789

(23) Share based payments

The Company authorized the implementation of a new incentive plan (the “Share Plan”) on January 27, 2012 whereby eligible recipients, including directors, officers, certain employees, receive a special cash payout if certain redemption conditions are met.

The Share Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca Holdings, S.A., as reported by the Colombia Stock Exchange during the 30 calendar days immediately preceding redemption and COP 5,000.

18,026,158 awards were issued on March 15, 2012, and will vest in equal tranches over a 4 year period, with the first tranche vesting on March 15, 2013, and subsequent tranches vesting on each subsequent anniversary date. Upon vesting, each tranche must be redeemed within 5 years and no later than March 2021. The first tranche vested on March 15, 2013 however no rights have been redeemed as of December 31, 2013 because the Company’s stock has not reached the established strike price.

On November 5, 2013, the Company listed its American Depositary Shares (“ADS”) in the New York Stock Exchange. As a consequence, the terms of the Share Plan have been modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will result from: i) calculating the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings, S.A., as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Share Plan and the price of $15, and ii) dividing the latter calculation by eight, considering that each ADS represents eight preferred shares and applying the resulting amount by the exchange rate of COP 1,901.22 per $1, (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification does not affect Tranche 1.

Additionally, the Company issued 2,000,000 new Awards (“New Awards”) for the Board of Directors and C Levels on November 6, 2013. These New Awards vest in four equal tranches and expire five year after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Share Plans.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2013, 18,077,687 awards were outstanding.

A summary of the terms of the awards excluding the 2,000,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
March 15, 2012	25%	From March 16, 2013 through March 15, 2018
March 15, 2013	25%	From March 16, 2014 through March 15, 2019
March 15, 2014	25%	From March 16, 2015 through March 15, 2020
March 15, 2015	25%	From March 16, 2016 through March 15, 2021

A summary of the terms of the 2,000,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
November 6, 2014	25%	From November 7, 2014 through November 6, 2019
November 6, 2015	25%	From November 7, 2015 through November 6, 2020
November 6, 2016	25%	From November 7, 2016 through November 6, 2021
November 6, 2017	25%	From November 7, 2017 through November 6, 2022

Participants who are terminated, or resigned, cease to be part of the Share Plan. The awards were only issued to board members and key management.

The Company has determined the fair value of the outstanding awards as of December 31, 2013 using the Turnbull-Wakeman model, which is a variation of the Black-Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

For the valuation as of December 31, 2013, the Turnbull-Wakeman model uses several inputs including:

•	Expected term of 2.1 to 6.35 years

•	Time in averaging period of 0.08 years

•	Stock price of $15.44

•	Strike price of $15

•	Risk free rate of 0.70% to 2.25%

•	Dividend yield of 2.03%

•	Volatility of 24.97% to 37.1%

For the valuation as of December 31, 2012, the Turnbull-Wakeman model uses several inputs including:

•	Expected term of 2.7 to 5.7 years

•	Time in averaging period of 0.08 years

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	Stock price of COP 4.525

•	Strike price of COP 5.000

•	Risk free rate of 4.82% to 5.17%

•	Dividend yield of 1.1%

•	Volatility of 27.26% to 35.61%

Since Avianca Holdings, S.A. has a public traded history of approximately two years for the preferred shares, which is shorter than all the expected terms except for Tranche 1, the Company used data for guideline public companies similar to Avianca Holdings, S.A. to estimate its equity volatility.

Based on the aforementioned assumptions, the Company determined that the expense of the Share Plan Awards for the year ended December 31, 2013 and 2012 was $(355) and $4,032, respectively which has been recognized within operating profit. As of December 31, 2013 and 2012, $3,723 and $4,032, respectively is reflected as a non-current liability on the Comprehensive Statement of Financial Position.

The Company estimated the pre-modification and post-modification per share values of the Plan as of November 5, 2013 (date of the modification), and determined that, as a result of the modifications made to the plan, the incremental fair value recorded as an expense amounts to $517.

(24) Equity

Capital

As of January 1, 2011 authorized shares amounted to 500 million with a par value of US$1.00 per share. These were 100,163,490 issued and paid shares.

On March 2, 2011, the par value of shares was modified to $0.125 per share, therefore, authorized capital increased to 4 billion shares and issued and paid amounted to 801,307,920. This change in par value was applied retrospectively from January 1, 2011.

On March 28, 2011, the Company completed a public offering of 100 million share of preferred stock, with a par value of $0.125 per share, for a total amount of $277,304. Additional paid-in capital on the placement of preferred stock amounted to $264,804, out of which issuance costs amounting to $6,958 were deducted. Preferred stock has no voting rights and cannot be converted to common stock. Preferred stock has the right to receive an annual dividend amounting to 1% of the par value per share subject to authorization of the Board of Directors based on the amount of distributable profits.

On May 11, 2011 the conversion of 59,907,920 common shares into preferred shares was authorized for an amount of $7,488. As a result, the amount of preferred stock outstanding changed to 159,907,920 shares. Under the Company’s Bylaws, shareholders of common shares have the right to convert them into preferred shares at a rate of one preferred share for each common share. For the conversion to take place, it shall be sufficient that the holder of the corresponding common share requests in writing to the Secretary of the Company that request. In

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

those events in which the conversion of common shares into preferred shares should imply that the total number of outstanding preferred shares be superior to the outstanding ordinary shares it is necessary to call for a shareholding meeting with the participation of the preferred shareholders to approve such situation with a minimum vote equivalent to 70% of the preferred and of the ordinary shares, unless such situation arises from the effectiveness of a registry of preferred shares before the SEC in which case no approval from the preferred shareholders is required. In any case, the maximum amount of preferred shares outstanding could be equal the total number of outstanding shares minus five.

As of December 31, 2012, the Company purchased 4,123,491 of its outstanding preferred shares, for this reason, outstanding preferred stock was decreased by $515 and additional paid-in capital on preferred stock was decreased by $9,051.

On November 5, 2013, the Company issued 12,500,000 American Depository Shares, or ADSs, each representing 8 preferred shares. Net proceeds from this offering amounted to approximately $183,553 million (net of issuance costs amounting to $3,956). Preferred stock has no voting rights and cannot be converted to common stock. Preferred stock has the right to receive an annual dividend amounting to 1% of the par value per share subject to authorization of the Board of Directors based on the amount of distributable profits.

In connection with this offering, the common shareholders (“selling shareholders”) converted 75,599,997 common shares to preferred shares, representing 14,734,910 ADSs. As a consequence, the number of common shares was reduced to 665,800,003; the number of preferred shares increased in 75,599,997 to 331,187,285 preferred shares. The Company did not receive any of the net proceeds from the sale of ADS by the selling shareholders.

As of December 31, 2013, the Company purchased 197,141 of its outstanding preferred shares, for this reason, outstanding preferred stock was decreased by $25 and additional paid-in capital on preferred stock was decreased by $452.

The following is a summary of authorized, issued and paid shares:

	December 31, 2013	December 31, 2012
Authorized shares	4,000,000,000	4,000,000,000
Issued and paid common stock	665,800,003	741,400,000
Issued and paid preferred stock	331,187,285	155,784,429

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Other Comprehensive Income (“OCI”) Reserves

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI Reserves

As of December 31, 2011	$—	$(7,374)	$(64,092)	$—	$1,120	$13,507	$27,059	$(29,780)

Other comprehensive income (loss) in the period	3,697	3,775	(55,012)	—	(726)	10,701	(1,641)	(39,206)

As of December 31, 2012	3,697	(3,599)	(119,104)	—	394	24,208	25,418	(68,986)

Other comprehensive income (loss) in the period	10,654	2,028	66,277	(1,755)	(97)	(14,525)	3,439	66,021

As of December 31, 2013	$14,351	$(1,571)	$(52,827)	$(1,755)	$297	$9,683	$28,857	$(2,965)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows.

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post-retirement medical benefits recognized in other comprehensive income.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income.

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

The following provides an analysis of items presented net in the statement of profit or loss and other comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	2013	2012	2011
Cash flow hedges:
Reclassification during the year to profit or loss	$8,410	$5,910	$—
Effective valuation of cash flow hedged	2,244	(2,213)	—

	$10,654	$3,697	$—

Fair value reserves:
Reclassification during the year to profit or loss	$1,116	$—	$—
Valuations of available-for-sale investments	912	3,775	3,970

	$2,028	$3,775	$3,970

Income tax on other comprehensive income:
Reclassification during the year to profit or loss	$(186)	$645	$—
Temporary differences within OCI	(1,666)	(1,371)	(738)

	$(1,852)	$(726)	$(738)

Dividends

The following dividends were paid by the Company during the year ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
4 cents per qualifying ordinary share (2012: 3 cents)	$30,371	$21,050
4 cents per preferred share (2012: 3 cents)	6,550	4,540

Total	$36,921	$25,590

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(25) Operating revenue

The Company had no major customers which represented more than 10% of revenues in 2013 or 2012. The Company utilizes its segmented gross revenue information by type of service rendered and by region, as follows:

By type of service rendered

	Year ended December 31, 2013	Percentage	Year ended December 31, 2012	Percentage	Year on Year Variation
Domestic
Passenger	$1,031,299	22%	$1,009,541	23%	$21,758
Cargo and mail	196,062	4%	99,505	2%	96,557

	1,227,361	26%	1,109,046	25%	118,315

International
Passenger	2,831,098	61%	2,541,018	60%	290,080
Cargo and mail	308,677	7%	384,575	9%	(75,898)

	3,139,775	68%	2,925,593	69%	214,182

Other (1)	242,468	5%	235,017	6%	7,451

Total operating revenues	$4,609,604	100%	$4,269,656	100%	$339,948

	Year ended December 31, 2012	Percentage	Year ended December 31, 2011	Percentage	Year on Year Variation
Domestic
Passenger	$1,009,541	23%	$912,946	25%	$96,595
Cargo and mail	99,505	2%	78,188	2%	21,317

	1,109,046	25%	991,134	27%	117,912

International
Passenger	2,541,018	60%	2,270,007	60%	271,011
Cargo and mail	384,575	9%	342,694	9%	41,881

	2,925,593	69%	2,612,701	69%	312,892

Other (1)	235,017	6%	190,593	4%	44,424

Total operating revenues	$4,269,656	100%	$3,794,428	100%	$475,228

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1) Other operating revenue

Other operating revenue for the years end December 31, 2013, 2012 and 2011 is as follows:

	December 31, 2013	December 31, 2012	December 31, 2011

Frequent flyer program	$142,252	$131,176	$92,235
Ground operations (1)	20,423	16,730	16,093
Leases	24,181	21,783	35,691
Maintenance	6,228	7,692	9,935
Interline	5,421	7,709	6,738
Other	43,963	49,927	29,901

	$242,468	$235,017	$190,593

(1)	Company provides services to other airlines at our main hub airports.

(26) Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of December 31, 2013 and 2012 are the following:

	December 31, 2013	December 31, 2012
Cash flow hedges - Assets
Fuel price hedges	$16,552	$10,085

Total	$16,552	$10,085

Cash flow hedges - Liabilities
Fuel price hedges	$—	$439

Total	$—	$439

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges to hedge the expected variations in jet fuel prices designated as cash flow hedges to hedge the expected future sales and purchases in Colombia, based on highly probable forecast transactions.

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Company to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments.

	Fair Value	1-12 months
Fuel price
Assets	$16,552	$16,552
Liabilities	—	—

The terms of the foreign currency forward contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of December 31, 2013, a net gain relating to the hedging instruments of $10,657 is included in the Consolidated Statement of Comprehensive Income.

(27) Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of December 31, 2013 and 2012 are the following:

	December 31, 2013	December 31, 2012

Derivatives not designated as hedges - Assets
Derivative contracts of foreign currency	$46	$—

Total	$46	$—

Derivatives not designated as hedges - Liabilities
Derivative contracts of foreign currency	$6	$1,183
Derivative contracts of interest rate	13,824	27,848

Total	$13,830	$29,031

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency, fuel price risk, and interest rates.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Fuel price risk

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel price has led to the decision to enter into commodity contracts.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

These contracts are expected to reduce the volatility attributable to the fluctuation in the jet fuel price of cash flows in respect of highly probable forecast jet fuel purchases in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to reduce the volatility of the purchase price of jet fuel for a period between three and twelve months based on existing purchase agreements.

Interest rate risk

The Company incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rated of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Company pays a fixed rate and receives a variable rate.

(28) Offsetting of Financial Instruments

The Company has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Company has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of December 31, 2013 and 2012, the Company has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(29) Fair value measurements

Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position are as follows:

		December 31, 2013
		Carrying amount	Fair value
Financial assets
Available-for-sale securities		$14,878	$14,878
Derivative instruments		16,598	16,598

		$31,476	$31,476

Financial liabilities
Long-term debt	17	$2,265,495	$2,268,126

		$2,265,495	$2,268,126

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management assessed that cash and cash equivalents, account receivable, account payable and other current liabilities approximate their carrying amount largely due to the short-term maturities of these instruments.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)	The fair value of available-for-sale financial assets and assets held for sale is determined by reference to their quoted bid price at the reporting date. Assets held for sale in accordance with IFRS 5 shall be measured at the lower of fair value less costs for sale or carrying amount.

(b)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)	The fair value of short-term borrowings and long-term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities:

Quantitative disclosures of fair value measurement hierarchy for assets as of December 31, 2013:

		Fair value measurement using
Assets measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 26 and 27)
Aircraft fuel hedges	December 31, 2013	—	16,552	—	16,552
Foreign currency derivatives	December 31, 2013	—	46	—	46
Available-for-sale securities	December 31, 2013	—	14,878	—	14,878
Assets held for sale	December 31, 2013	—	7,448	—	7,448
Revalued administrative property (Note 14)	December 31, 2013	—	88,610	—	88,610

Quantitative disclosures of fair value measurement hierarchy for liabilities as of December 31, 2013:

		Fair value measurement using
Liabilities measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 26 and 27)
Foreign currency derivatives	December 31, 2013	—	6	—	6
Interest rate derivatives	December 31, 2013	—	13,824	—	13,824
Frequent flyer liability	December 31, 2013	—	127,873	—	127,873
Liabilities for which fair values are disclosed
Short-term borrowings and long-term debt	December 31, 2013	—	2,268,126	—	2,268,126

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(30) Income tax expense

The major components of income tax expense for the years ended December 31, 2013, 2012 and 2011 are:

Consolidated income statement

	December 31, 2013	December 31, 2012	December 31, 2011
Current Income tax:
Current income tax charge	$40,296	$49,884	$31,881
Deferred tax expense:
Relating to origination and reversal of temporary differences	6,164	14,821	11,933

Income tax expense reported in the income statement	$46,460	$64,705	$43,814

Consolidated statement of other comprehensive income

Income tax charged directly to other comprehensive income	$(16,377)	$9,975	$6,696

A reconciliation between tax expense and the product of accounting profit multiplied by domestic tax rate for the years ended December 31, 2013, 2012 and 2011 is as follows:

	December 31, 2013		December 31, 2012		December 31, 2011
Accounting profit after income tax		$248,821		$38,257		$99,876
Total income tax expense		46,460		64,705		43,814

Profit before income tax		$295,281		$102,962		$143,690

Income tax at Colombian statutory rate	34.0%	100,396	33%	$33,977	33%	$47,418
Tax credit (1)	(10.8%)	(32,025)	(38.8%)	(40,006)	(15.1%)	(21,651)
Productive fixed assets special deduction	(1.9%)	(5,711)	(2.3%)	(2,423)	(2.1%)	(2,955)
Non-taxable dividends	(0.4%)	(1,050)	(2.4%)	(2,538)	(4.8%)	(6,918)
Non-deductible taxes	0.7%	2,174	4.0%	4,177	6.2%	8,961
Effect of tax exemptions and tax rates in foreign jurisdictions	4.6%	13,462	25.2%	26,003	5.1%	7,374
Prior year expenses	1.0%	2,965	10.8%	11,178	4.0%	5,769
Permanent differences in subsidiaries	1.3%	3,935	7.45%	7,672	1.7%	2,482
Effect of investments in US Dollars	(2.2%)	(6,541)	(6.8%)	(7,092)	0.7%	1,016
Withholding tax on remittances abroad of aircraft leasing, engines, and insurance	0.3%	757	1.0%	1,040	0.5%	676
Fiscal penalties	0.1%	162	0.3%	336	0.4%	600
Exchange rate differences	(5.0%)	(14,639)	25.7%	26,481	(2.8%)	(4,074)
Non-deductible permanent differences (2)	(5.9%)	(17,425)	5.7%	5,900	3.6%	5,116

	15.8%	$46,460	62.9%	$64,705	30.4%	$43,814

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Airline companies in Colombia are entitled to a tax credit or discount for income tax purposes based on the proportion between the international flights income and total income of the company during the year. The legislative purpose of this tax provision is to limit the Company’s exposure to double taxation on their worldwide income in Colombia, therefore limiting the tax expense to local Colombian source income.
(2)	This item includes various permanent differences that are non-deductible expenses for Corporate Income Tax purposes in Colombia. Consequently, they are necessary to the reconciliation between our statutory and effective tax rates. These other permanent differences include various items such as consolidation of special purpose entities, and loss on property, plant and equipment.

Below we show an analysis of the company’s deferred tax assets and liabilities:

	Consolidated Statement of Financial Position
				Variation
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2013	December 31, 2012
Assets
Accounts payable	$107	$2,387	$1,457	$(2,280)	$930
Inflation adjustments	839	1,015	1,682	(176)	(667)
Deposits and other assets	(8,340)	2,828	1,401	(11,168)	1,427
Aircraft maintenance	1,876	2,869	—	(993)	2,869
Pension liabilities	30,982	41,270	27,259	(10,288)	14,011
Provisions	24,038	32,520	44,585	(8,482)	(12,065)
Loss carry forwards	792	—	—	792	—
Air traffic liability	—	1,310	(186)	(1,310)	1,496
Investments	—	(10,203)	(2,127)	10,203	(8,076)
Other	599	(352)	(3,558)	951	3,206

Total Assets	50,893	73,644	70,513	(22,751)	3,131
Liabilities
Other	7,940	2,528	2,134	5,412	394

Total liabilities	7,940	2,528	2,134	5,412	394

Net deferred tax assets / (liabilities)	$42,953	$71,116	$68,379	$(28,163)	$2,737

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Reflected in the statement of financial position as follows:

Deferred tax assets	$50,893	$73,644
Deferred tax liabilities	7,940	2,528

Deferred tax assets net	$42,953	$71,116

Reconciliation of deferred tax assets net	December 31, 2013	December 31, 2012
Opening balance as of 1 January	$71,116	$68,379
Tax income during the period recognized in profit or loss	(6,164)	(14,821)
Tax income during the period recognized in other comprehensive income	(16,377)	9,975
Exchange differences	(5,622)	7,583

Closing balance as of December 31	$42,953	$71,116

Income Tax

At December 31, 2013, the Company’s subsidiaries have tax loss carry forwards of approximately $112,116, which are available to offset future taxable income in the relevant jurisdictions, if any, through 2016. The tax loss carry forwards in the tax jurisdiction of Chile amounting to $3,978 can be carried forward indefinitely.

(31) Provisions for legal claims

There are pending proceedings of different nature against subsidiary companies for which an unfavorable ruling would represent a payment obligation.

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 2013, these contingencies amount to a total of $53,306. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will not be settled using the aforementioned forms of payment are estimated at $25,877. Included within these possible obligations is the following lawsuit:

Ordinary proceedings filed in Brazil by Uma Representaciones Ltda. against Avianca, S.A.

Since the year 2005, Avianca terminated a general agency contract it had subscribed with Uma Representaciones, Ltda. in Brazil. The former agent filed two ordinary civil lawsuits against the Company. One lawsuit seeks the declaration of annulment of the clause on anticipated payment of commercial severance, and the other seeks payment of compensation for termination of the contract without due notice contemplated in the law.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Regarding the process relating to compensation process for termination of the contract without due notice, there was a sentence in first instance in which the sum of R$906 thousand (US$546) was paid, which was appealed by the plaintiff seeking review of the sentence. There is no known to date information of any surplus that Avianca shall pay for this concept and therefore there is no way of estimating the risk of paying a larger amount which is why it is not possible to determine an amount to provision.

Regarding the process that seeks the declaration of annulment of the clause on anticipated payment of commercial severance, there was a sentence in first instance which was favorable and accepted the validity of the anticipated payment. However, since the plaintiff appealed the sentence, the Company estimates a possible loss of $2,227, assuming a payment of 1/12 part of the severance paid during the contract period.

Significant proceedings that are pending and considered probable are described below:

As of December 31, 2013 and 2012, the Company is involved in various claims and legal actions arising in the ordinary course of business. Management and legal counsel has estimated the probable range of loss in $14,984 and $5,130, respectively. These claims have been accrued for in the Consolidated Statement of Financial Position within “Provisions for legal claims”.

As of December 31, 2012, the Company accrued $2,773 for the probable loss related with the ordinary proceedings filed by Uma Representaciones, Ltda. in Brazil. In 2013, legal assessment of the probability of loss was reviewed, resulting in the reversal of the provision.

Proceedings that the Company considers to represent a remote risk are not accrued in the Consolidated Financial Statements and the most significant are described below:

Arbitration proceeding in Colombia requested by Valórem, S.A. against Avianca, S.A.

In 2011, Valórem, S.A. a former Avianca S.A. shareholder requested, through arbitration, the reimbursement of an estimated amount of $187,354 as overpayment of the obligations it assumed (as per the shareholders agreements subscribed in 2001 as a condition for the integration that led to an Alliance with ACES and as part of the Chapter 11 proceeding filed in 2004 by Avianca, S.A. and its subsidiary Avianca Inc. before the United States Bankruptcy Court for the Southern District of New York) in connection with Valórem, S.A.’s obligation to fund the pension liability for ground personnel of Avianca, S.A. and of its former subsidiary SAM, S.A,

The proceedings are currently pending of the final decision by the arbitrators which is expected to be issued no later than the first quarter of 2014; an unfavorable outcome is considered to be remote, taking into account the arguments of the defendant and the evidence gathered during the discovery phase of the proceeding (see note 34).

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Proceedings for annulment filed in Colombia by SAM, S.A. (currently merged with Avianca, S.A.) against an official tax assessment of the National Tax and Customs Administration (DIAN) in respect of the recognition of a portion of sales tax (VAT) as deductible in the 6th bi-monthly period of 2006

Sam, S.A. filed a suit requesting nullification of the official tax assessment related to VAT, whereby DIAN rejects a portion of the VAT input credit in the VAT return of the 6th bi-monthly period of 2006 arguing that the calculation of such VAT input credit was performed incorrectly since a portion of the VAT paid was allocated to operations exempted from VAT and certain invoices issued by the entity do not comply with the legal requirements.

The company has recently applied to a tax amnesty paying the principal amount (approximately $4,200) and obtained the cancellation of all the penalties and interests amounts through an agreement with DIAN signed on September 26, 2013. Therefore the case is settled.

(32) Future aircraft leases payments

The Company has 73 aircraft under operating leases with an average remaining lease term of 34 months. Operating leases may be renewed in accordance with management’s business plan. Future operating lease commitments are as follows:

Aircraft

Less than 1 year	$242,819
Between 1 and 5 years	614,213
More than 5 years	47,726

$904,758

The Company has eight spare engines under operating leases for its E190 and A320 family aircraft fleets. Future operating lease commitments are as follows:

Engines

Less than 1 year	$4,769
Between 1 and 5 years	3,523

$8,292

The Company leases three Airbus A319 and five Fokker 100 to Oceanair Linheas Aereas, S.A. Future minimum income from these lease agreements is as follows:

Aircraft

Less than 1 year	$14,879
Between 1 and 5 years	45,418
More than 5 years	11,517

$71,814

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(33) Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus – The Company has 64 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2014 and 2019 as well as 21 purchase options. An agreement was signed with Airbus for the acquisition of four A330 freighter aircraft; all of them have been delivered. Under the terms of this purchase agreement to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates

Boeing – The Company has 15 firm orders for the acquisition of B787-8 aircraft with deliveries scheduled between 2014 and 2019 as well as 10 purchase options. Under the terms of this purchase agreement to acquire Boeing aircraft, the Company must make pre delivery payments to Boeing on predetermined dates.

ATR – The Company has 15 firm orders for the acquisition of ATR 72 with deliveries scheduled between 2014 and 2015 as well as 15 purchase options. As of December 31, 2013, four ATR 72 have been delivered.

Embraer – The Company has 16 purchase options.

Other – The Company has 11 firm orders for the acquisition of spare engines with deliveries between 2014 and 2020.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated surcharges.

As of December 31, 2013, commitments with manufacturers for the purchase of aircraft and advance payment commitments are summarized below. Advance payments are subsequently applied to the related aircraft acquisition commitments.

	2014	2015	2016	2017	Thereafter	Total

Advance payments	$132,491	$125,607	$122,072	$158,335	$111,814	$650,319
Aircraft acquisition commitments	$1,861,704	$1,236,995	$1,216,462	$1,406,199	$2,777,500	$8,498,860

(34) Subsequent events

Remittances abroad in Venezuela

In January 2014, the Government of Venezuela announced that certain sectors of the economy, including airlines, would have to request remittances abroad thorough the Ancillary Foreign Currency Administration System (“SICAD”) instead of using the Commission for the Administration of Currency Exchange (“CADIVI”); SICAD will become the permanent mechanism to sell US dollars.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As per Providencia No. 6,122 from January 23, 2014, amounts already requested through CADIVI will be approved at the official exchange rate at the time the requests were filed. The most recent SICAD auction process, resulted in an exchange rate of US$1:VEF11.8, while the official exchange rate at CADIVI is US$1:VEF6.3. Therefore, funds not yet requested through CADIVI, as well as cash balances which have not been approved for remittances abroad will be converted at the SICAD exchange rate beginning in the first quarter of 2014. The Company estimates that losses arising from the devaluation of such funds will amount to approximately US$13,668.

Arbitration proceeding in Colombia requested by Valórem, S.A. against Avianca, S.A.

An arbitration court ruled in favor of Avianca, S.A, a subsidiary of Avianca Holdings, S.A., by determining on, February 17, 2014, that the company does not have any obligation or responsibility in relation to claims made by Valórem, an entity controlled by Avianca S.A.’s former controlling shareholders, regarding the pension liabilities of Avianca’s ground staff prior to December 2001, the date on which the shareholders of ACES (an entity controlled by Avianca S.A.’s former controlling shareholders) agreed on the framework contract for the integration of both companies. As such, Avianca S.A. will not be obligated to pay the COPS$361,000 million (approximately $180 million) claimed by Valórem throughout this arbitration process.

The court found that although Avianca acted in good faith, some contractual flaws led Valórem to execute payments, which Valórem should not have been obligated to pay. Therefore, Avianca was ordered to reimburse COP$14,386 million (approximately $7.1 million) to Valórem. As of December 31, 2013, Avianca S.A. had reserved a net amount of COPS$ 11,898 million (approximately $5.9 million). The amount that will be paid back to Valórem represents less than 4% of the original amount claimed by Valórem.

Finally, the court required Valórem to pay Avianca, S.A. COPS $990 million (approximately $450 thousand) related to legal expenses.

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